UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, November 13, 2014 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 3Q14 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 3Q13, unless otherwise stated.

CPFL ENERGIA ANNOUNCES INCREASE OF 19%

IN NET REVENUE IN 3Q14

Indicators (R$ Million)	3Q14	3Q13	Var.	9M14	9M13	Var.
Sales within the Concession Area - GWh	14,516	14,490	0.2%	44,644	43,467	2.7%
Captive Market	10,401	10,084	3.1%	32,085	30,589	4.9%
TUSD	4,115	4,407	-6.6%	12,560	12,877	-2.5%
Gross Operating Revenue(1)	5,381	4,482	20.1%	15,361	13,708	12.1%
Net Operating Revenue(1)	4,012	3,367	19.2%	11,427	10,163	12.4%
EBITDA (IFRS)(2)	859	1,064	-19.2%	2,418	2,720	-11.1%
Adjusted EBITDA(3)	999	911	9.6%	2,824	2,869	-1.6%
Net Income (IFRS)	97	356	-72.6%	418	955	-56.2%
Adjusted Net Income(4)	228	259	-11.9%	732	900	-18.7%
Investments	251	331	-24.1%	782	1,361	-42.6%

Notes:

(1)     Disregard construction revenues;

(2)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions, as CVM Instruction no. 527/12;

(3)     Adjusted EBITDA considers similar holdings in each of the assets in which CPFL Energia has a stake, the regulatory assets and liabilities and excludes the non-recurring effects;

(4)     Adjusted Net Income considers similar holdings in each of the assets in which CPFL Energia has a stake, the regulatory assets and liabilities and excludes the non-recurring effects.

3Q14 HIGHLIGHTS

•     Increase of 0.2% in sales in the concession area - residential (+4.4%), commercial (+6.9%) and industrial (-5.9%)

•     Disbursement from sector funding (ACR Account) in the amount of R$ 205 million in 3Q14, to cover the involuntary exposure and thermal dispatch

•     Economic tariff readjustment of  19.73% for CPFL Piratininga, in Oct/14

•     Commercialization and Services - EBITDA of R$ 70 million in 3Q14

•     Investments of R$ 251 million in 3Q14 and of R$ 782 million in 9M14

•     CPFL Renováveis expansion: conclusion of the joint venture with DESA on Sep 30, effectively as of Oct 01

•     CPFL Energia’s shares were maintained in the Dow Jones Sustainability Emerging Markets Index (DJSI Emerging Markets), for the 3rd consecutive year

•     CPFL Energia was elected as the country’s best company in the energy sector by Época Negócios 360º Yearbook

•     CPFL among the 150 best companies to work for by Exame Você S.A. Guide 2014, for the 13th consecutive year

3Q14 Results | November 13, 2014

INDEX

1) MESSAGE FROM THE CEO	4

2) MACROECONOMIC CONTEXT	6

3) ENERGY SALES	8
3.1) Sales within the Distributors’ Concession Area	8
3.1.1) Sales by Segment – Concession Area	9
3.1.2) Sales to the Captive Market	9
3.1.3) TUSD	9
3.2) Generation Installed Capacity	10

4) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL
STATEMENTS CONSOLIDATION	11
4.1) Consolidation of CPFL Renováveis Financial Statements	12
4.2) Presentation of adjusted figures	13

5) ECONOMIC-FINANCIAL PERFORMANCE	13
5.1) Operating Revenue	13
5.2) Cost of Electric Energy	14
5.3) Operating Costs and Expenses	15
5.4) Regulatory Assets and Liabilities	17
5.5) EBITDA	17
5.6) Financial Result	17
5.7) Net Income	18

6) DEBT	18
6.1) Financial Debt (Including Hedge)	18
6.2) Debt Amortization Schedule	20
6.3) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)	21
6.4) Net Debt and Leverage	23

7) INVESTMENTS	23

8) DIVIDENDS	24

9) STOCK MARKET	25
9.1) Share Performance	25
9.2) Average Daily Volume	26
9.3) Ratings	26

10) CORPORATE GOVERNANCE	27

11) CURRENT SHAREHOLDERS STRUCTURE – 09/30/2014	28

12) PERFORMANCE OF THE BUSINESS SEGMENTS	29
12.1) Distribution Segment	29
12.1.1) Economic-Financial Performance	29
12.1.2) Annual Tariff Adjustment	33
12.1.3) Operating Performance of the Distribution Segment	35
12.2) Commercialization and Services Segments	35
12.3) Conventional Generation Segment	36

3Q14 Results | November 13, 2014

12.3.1) Economic-Financial Performance	36
12.4) CPFL Renováveis	38
12.4.1) Economic-Financial Performance	38
12.4.2) Status of Generation Projects – 100% Participation	40
12.4.3) Subsequent Event - Association with Dobreve Energy	41

13) ATTACHMENTS	42
13.1) Statement of Assets – CPFL Energia	42
13.2) Statement of Liabilities – CPFL Energia	43
13.3) Income Statement – CPFL Energia (IFRS)	44
13.4) Income Statement – CPFL Energia (Adjusted)	45
13.5) Cash Flow – CPFL Energia	46
13.6) Income Statement – Conventional Generation Segment (IFRS)	47
13.7) Income Statement – Conventional Generation Segment (Adjusted)	48
13.8) Income Statement – CPFL Renováveis (IFRS)	49
13.9) Income Statement – CPFL Renováveis (Adjusted)	50
13.10) Income Statement – Distribution Segment (IFRS)	51
13.11) Income Statement – Distribution Segment (Adjusted)	52
13.12) Economic-Financial Performance – Distributors	53
13.13) Sales within the Concession Area by Distributor (in GWh)	55
13.14) Sales to the Captive Market by Distributor (in GWh)	56

3Q14 Results | November 13, 2014

1) MESSAGE FROM THE CEO

The year 2014 continues to witness a shortage of rainfall that is needed to replenish the reservoirs.  Between January and October, we registered the 13th worst drought in 84 years, which leads the National Electricity System Operator (ONS) to estimate that water level in the reservoirs will reach 19% by the end of November when the dry season ends. This level is even lower than that registered in November 2000, which preceded the rationing period. Fortunately, we have a well-developed thermal power infrastructure today, which continues to be dispatched supporting the energy consumption requirements and guaranteeing system security. As a result, generation costs remain high and are already reflected in an increase in consumer tariffs.

In the regulatory environment, discussions were initiated to revise the ceiling and minimum spot market prices (PLD), which is an important issue for sector players and which the Brazilian Electricity Regulatory Agency (ANEEL) should conclude in 2014. Also on the agenda are discussions regarding the 4th tariff review cycle of distributors, which is critical to ensure the economic and financial sustainability of concessions in the segment. ANEEL also opened a public hearing to discuss the booking of regulatory assets and liabilities, a long-held demand of distribution companies, which is aimed at reducing the volatility of the results of distribution concessionaires in the short term.

At the end of October, our subsidiary CPFL Piratininga, which serves more than 1.6 million consumers and accounts for a significant share of the Group’s distribution results, carried out its annual tariff increase. The total increase approved by ANEEL was 19.73%, of which 15.81% corresponded to the economic component and 3.92% to the financial component. The total average effect to be perceived by consumers is 22.43%. The impact of Portion A (Energy, Transmission Charges and Industry Charges) on the economic component was 15.50%, driven by the increase in energy acquisition costs, while the share of Portion B was 0.31%.

Despite the water crisis, CPFL Energia continues to deliver healthy results. In the distribution segment, sales in the low voltage market continue to grow despite the effects of restricted water supply in a few regions in our concession area, which reduces the use of electric showers and washing machines, among others. The industrial segment registered a decline in consumption during the quarter as a direct result of the slowdown in industrial production across Brazil. Nevertheless, the remuneration of distribution concessionaires is not similarly affected due to the maintenance of network use contracts (demand contracts).

The generation segment reflected the impacts of the Generation Scaling Factor (GSF), which was mitigated by the improved performance by our renewable energy generation business. As part of the drive for the continuous expansion of CPFL Renováveis and to increase its contribution, its association with DESA was concluded, which will be consolidated starting from October. As a result, CPFL Renováveis now has installed capacity of 1,773 MW in operation and 336 MW under construction, with its operations diversified across the main renewable sources.

The commercialization and services segment continues to deliver healthy results, reflecting the right strategy adopted at a time of rising energy prices. EBITDA from the segment reached R$ 70 million in the quarter.

As for the Company’s debt position, we wish to emphasize that our net leverage declined for the fourth successive quarter and that the cash balance of nearly R$ 4 billion is sufficient to honor all the short-term obligations of the Company and guarantee liquidity amidst a turbulent scenario.

Also worth mention is that the Company has been continuing its cost cutting initiatives and has already grossed savings of R$ 268 million since 2011, in real terms, thanks to optimum initiatives such as the implementation of zero-based budgeting.

With regard to innovation, CPFL Energia launched the second phase of the Electric Mobility program and expects to have a fleet of 27 electric vehicles by the end of 2015, and investments of around R$21 million through 2018.

3Q14 Results | November 13, 2014

The water situation during the wet season, which begins in December 2014, will be critical to ensure adequate power supply in 2015. CPFL Energia continues to do its part, focusing on efficient operation of its assets and actively collaborating with the regulatory authority and the electricity system operator to seek solutions and improvements to the country’s generation infrastructure, and to establish clear and stable rules that assure adequate remuneration for electricity sector assets.

Wilson Ferreira Jr.

CEO of CPFL Energia

3Q14 Results | November 13, 2014

2) MACROECONOMIC CONTEXT

Over the past few months, the U.S. economy appears to have found its path to recovery, with GDP growth in the year of 2.3%. This solid performance was driven by the good performance of the trade balance and higher public spending. On the other hand, the weak performance of demand from the private sector has been disappointing, with consumer spending and investment (including by households) decelerating in the last reading. Nevertheless, the outlook is very favorable for the performance of the world’s largest economy. Indeed, leading indicators, such as the performance of the labor market and business confidence, reinforce expectations of GDP growth of 2.1% in 2014. The uncertainties are associated with the anticipation of the monetary tightening cycle by the FED, which confirmed expectations of an end to its bond buying program, though with no definite date set as of yet. All indications are that the benchmark interest rate will remain near zero until the labor market shows greater strength.

In the euro zone, economic growth is moving towards a positive result in 2014, after two years of recession. However, the region is threatened by a high risk of deflation in a scenario in which the manufacturing industry continues to register high idle capacity. Unemployment remains high, especially among the young, and real income remains stagnant. Moreover, the European Central Bank (ECB) is signaling an intensification of its asset purchase program and proving in favor of a loosening of fiscal austerity. The region's economies are projected to grow by 0.9% in 2014.

In China, the main indicators – such as retail sales and industrial production – show continued growth, although accompanied by signs of deceleration in direct and fixed investment flows. Another factor generating concern is the slowdown in the construction industry, given the adverse effects on the performance of world trade, downward pressure on commodity prices and debilitating effect on emerging economies. To avoid this slowdown, the government has been adopting measures to inject liquidity into the system by loosening credit policies and signaling the possibility of cuts in the basic interest rate.

For the world economy, GDP growth of 2.7% is projected for this year, compared to 3.2% in 2013. For 2015, GDP growth is estimated at 3.2%.

GDP Forecast for 2014 and 2015 (%) | selected economies

Source: IMF

In Brazil, industrial production contracted by 3.7% in 3Q14, following the sharp drop of 5.3% in 2Q14 (both comparisons with the same periods of 2013 and not seasonally adjusted). As a result, the country's manufacturing industry remains weak and should end 2014 with negative growth of 2.2%1.

1Market Readout of Oct. 31, 2014

3Q14 Results | November 13, 2014

Growth in the wage bill and retail sales, however, has remained positive in 2014. The wage bill increased 3.0% in the year to September compared to the same period of 2013, while retail sales grew 2.9%. Although these indicators are showing signs of moderation, they continue to be influenced by improvement in credit and income in recent years.

In view of this scenario, Brazil GDP is expected to grow a mere 0.2% in 20141, reflecting the deterioration in confidence indicators, high inventories in the manufacturing industry, tightening credit conditions, weak growth in income levels and uncertainties with regard to monetary policy. Nevertheless, the improvement on the external front, driven by renewed growth in world trade, could partially mitigate these effects. For 2015, GDP growth is forecast at 1.0%.

Brazil GDP | Annual Growth (%)

Source: Brazilian Geography and Statistics Institute (IBGE)

3Q14 Results | November 13, 2014

3) ENERGY SALES

3.1) Sales within the Distributors’ Concession Area

In 3Q14, sales within the concession area, achieved by the distribution segment, totaled 14,516 GWh, an increase of 0.2%.

Sales within the Concession Area - GWh
	3Q14	3Q13	Var.	9M14	9M13	Var.
Captive Market	10,401	10,084	3.1%	32,085	30,589	4.9%
TUSD	4,115	4,407	-6.6%	12,560	12,877	-2.5%
Total	14,516	14,490	0.2%	44,644	43,467	2.7%

In 3Q14, sales to the captive market totaled 10,401 GWh, an increase of 3.1%. The consumption of free customers in the distributors’ concession areas, reached 4,115 GWh in 3Q14, a decrease of 6.6%, reflecting the slowdown in economic activity that impacted the consumption of large industrial customers. Over this amount of energy it is charged the Tariff for Use of the Distribution System (TUSD).

Sales within the Concession Area - GWh
	3Q14	3Q13	Var.	9M14	9M13	Var.	Part.
Residential	3,964	3,798	4.4%	12,325	11,477	7.4%	27.3%
Industrial	6,061	6,442	-5.9%	18,321	18,951	-3.3%	41.8%
Commercial	2,313	2,164	6.9%	7,408	6,879	7.7%	15.9%
Others	2,178	2,086	4.4%	6,591	6,159	7.0%	15.0%
Total	14,516	14,490	0.2%	44,644	43,467	2.7%	100.0%

Note: The tables with sales within the concession area by distributor are attached to this report in item 13.13.

Noteworthy in 3Q14, in the concession area:

•           Residential and commercial segments (27.3% and 15.9% of total sales, respectively): up by 4.4% and 6.9%, respectively. These segments are being favored by the accumulated effects of the good performance of employment and income, and the consequent increase in retail sales, factors that have enabled the increase of the stock of appliances in homes and boosting retail for several years. In recent months, however, some municipalities in the concession area began registering a slowdown in residential consumption due to the constraints of water supply in the state of São Paulo.

•           Industrial segment (41.8% of total sales): decrease of 5.9%, reflecting the weak performance of the industrial production in last months. This result was driven mainly by CPFL Piratininga, which recorded the major drop among CPFL’s discos (-7.6% or 162 GWh), especially due to weak performance of metallurgy sector.

3Q14 Results | November 13, 2014

3.1.1) Sales by Segment – Concession Area

3.1.2) Sales to the Captive Market

Sales to the Captive Market - GWh
	3Q14	3Q13	Var.	9M14	9M13	Var.
Residential	3,964	3,798	4.4%	12,325	11,477	7.4%
Industrial	2,185	2,237	-2.3%	6,484	6,684	-3.0%
Commercial	2,117	2,007	5.5%	6,821	6,399	6.6%
Others	2,136	2,041	4.6%	6,455	6,030	7.0%
Total	10,401	10,084	3.1%	32,085	30,589	4.9%

Note: The tables with captive market sales by distributor are attached to this report in item 13.14.

Sales to the captive market were favored by the good performance of commercial (4.4%) and residential (5.5%) segments, while the industrial segment recorded a decrease of 2.3%, reflecting the migration of consumers to the free market and the poor performance of industrial production, as previously explained.

3.1.3) TUSD

TUSD - GWh
	3Q14	3Q13	Var.	9M14	9M13	Var.
Industrial	3,877	4,205	-7.8%	11,837	12,267	-3.5%
Commercial	196	157	24.9%	587	481	22.1%
Others	42	44	-5.6%	136	129	5.4%
Total	4,115	4,407	-6.6%	12,560	12,877	-2.5%

3Q14 Results | November 13, 2014

TUSD by Distributor - GWh
	3Q14	3Q13	Var.	9M14	9M13	Var.
CPFL Paulista	2,031	2,145	-5.3%	6,143	6,236	-1.5%
CPFL Piratininga	1,467	1,619	-9.4%	4,565	4,820	-5.3%
RGE	518	548	-5.5%	1,551	1,553	-0.2%
CPFL Santa Cruz	10	12	-12.3%	34	34	-0.8%
CPFL Jaguari	16	23	-30.5%	55	73	-24.3%
CPFL Mococa	7	7	-10.7%	20	20	2.2%
CPFL Leste Paulista	12	14	-13.8%	35	41	-15.9%
CPFL Sul Paulista	55	39	41.8%	157	100	57.3%
Total	4,115	4,407	-6.6%	12,560	12,877	-2.5%

3.2) Generation Installed Capacity

In 3Q14, the Generation installed capacity of CPFL Energia, considering the stake in each project, reached 3,091 MW of installed capacity, an increase of 4.7% compared to 3Q13. This increase is mainly due to the addition of Campo dos Ventos II (4Q13), Rosa dos Ventos (1Q14), Atlântica (1Q14) wind farms and the Alvorada biomass power plant (4Q13).

Generation Installed Capacity | MW

Note: Take into account CPFL Energia’s 58.8% stake in CPFL Renováveis as of 09/30/2014. As of October 2014, the stake decreased to 51.6 % due to the conclusion of the association with DESA.

3Q14 Results | November 13, 2014

4) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described bellow. Except for: (i) the jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, that, as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements, being their assets, liabilities and results accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of September 30, 2014 and 2013, and December 31, 2013, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries Ceran, Paulista Lajeado and CPFL Renováveis.

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	234	4,097	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior and coast of São Paulo	27	1,608	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,426	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of S. Paulo and Paraná	27	201	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of São Paulo	7	55	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of São Paulo	2	38	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of São Paulo	5	81	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of S. Paulo and Minas Gerais	4	44	16 years	July 2015

Installed capacity
Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo and Goiás	1 Hydroelectric, 1 SHPs and 1 Thermal	694 MW	694 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
Foz do Chapecó Energia S.A. ("Foz do Chapecó")(1)	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW
Campos Novos Energia S.A. ("ENERCAN")(1)	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW
BAESA - Energética Barra Grande S.A. ("BAESA")(1)	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A. ("EPASA")(1)	Private corporation	Indirect 57.13%	Paraíba	2 Thermals	342 MW	195 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93%(2)	Tocantins	1 Hydroelectric	903 MW	63 MW
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 58.83%	São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul	See item 11.4.2	See item 11.4.2	See item 11.4.2
CPFL Centrais Geradoras Ltda. ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo	9 SHPs	24 MW	24 MW

Notes:

(1)     Due to changes in the accounting standards, these companies are treated as joint arrangements and as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements. Their assets, liabilities and results are accounted for using the equity method of accounting;

(2)       Paulista Lajeado has a 7% stake in the installed capacity of Investco S.A..

3Q14 Results | November 13, 2014

Energy commercialization and services	Company Type	Core activity	Equity Interest

CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda. ("Nect")(1)	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")(2)	Limited company	Billing and collection services	Direct 100%
CPFL Telecom S.A. ("CPFL Telecom")(3)	Private corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A.	Private corporation	Electric energy transmission services	Indirect 100%

(1) Former Chumpitaz Serviços S.A.;
(2) Former Bio Anicuns S.A.;
(2) Former Bio Itapaci S.A..

Other	Company Type	Core activity	Equity Interest

CPFL Jaguariúna Participações Ltda. ("CPFL Jaguariúna")	Limited company	Venture capital company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%
CPFL Participações S.A. ("CPFL Participações")	Private corporation	Venture capital company	Direct 100%

4.1) Consolidation of CPFL Renováveis Financial Statements

On September 30, 2014, CPFL Energia indirectly held 58.83% of CPFL Renováveis, through its subsidiary CPFL Geração¹.

CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

¹ Take into account CPFL Energia’s 58.8% stake in CPFL Renováveis as of 09/30/2014. As of October 2014, the stake decreased to 51.6 % due to the conclusion of the association with DESA.

3Q14 Results | November 13, 2014

4.2) Presentation of adjusted figures

As of the 1Q14, the presentation of adjusted figures considers similar holdings in each of the assets in which CPFL Energia has a stake. Therefore, the result of adjusted figures already excludes non-controlling shareholders’ interests.

5) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (Pro-forma - R$ Thousands)
	3Q14	3Q13	Var.	9M14	9M13	Var.
Gross Operating Revenue (IFRS)(1)	5,381,214	4,482,433	20.1%	15,361,155	13,707,889	12.1%
Adjusted Gross Operating Revenue(1)	5,144,538	4,580,808	12.3%	15,149,092	13,803,819	9.7%
Net Operating Revenue (IFRS)(1)	4,011,722	3,366,849	19.2%	11,426,915	10,162,791	12.4%
Adjusted Net Operating Revenue(1)	3,804,582	3,445,888	10.4%	11,263,232	10,248,022	9.9%
Cost of Electric Power (IFRS)	(2,660,856)	(1,948,600)	36.6%	(7,653,506)	(6,002,363)	27.5%
Operating Costs & Expenses (IFRS)	(995,803)	(894,142)	11.4%	2,417,621	(3,143,052)	-176.9%
EBIT (IFRS)	585,316	759,372	-22.9%	1,468,876	1,770,468	-17.0%
EBITDA (IFRS)(2)	859,273	1,063,707	-19.2%	2,417,622	2,720,139	-11.1%
Adjusted EBITDA (3)	998,600	913,477	9.3%	2,823,772	2,870,932	-1.6%
Financial Income (Expense) (IFRS)	(374,980)	(241,661)	55.2%	(821,929)	(800,345)	2.7%
Income Before Taxes (IFRS)	197,345	558,793	-64.7%	744,960	1,044,859	-28.7%
Net Income (IFRS)	97,426	355,875	-72.6%	417,713	954,613	-56.2%
Adjusted Net Income(4)	228,156	261,009	-12.6%	732,110	902,057	-18.8%

Notes:

(1)    Disregard construction revenues;

(2)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12;

(3)    Adjusted EBITDA  considers similar holdings in each of the assets in which CPFL Energia has a stake, the regulatory assets and liabilities and excludes the non-recurring effects;

(4)    Adjusted Net Income considers similar holdings in each of the assets in which CPFL Energia has a stake, the regulatory assets and liabilities and excludes the non-recurring effects.

5.1) Operating Revenue

Disregarding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue (IFRS) reached R$ 5,381million 3Q14, an increase of 20.1% (R$ 899 million). The Managerial Gross Operating Revenue was of R$ 5,145 million, an increase of 12.3% (R$ 564 million).

Net Operating revenue (IFRS disregarding the revenue from building the infrastructure of the concession) reached R$ 4,012 million in 3Q14, an increase of 19.2% (R$ 645 million). The Managerial Net Operating Revenue amounted to R$ 3,805 million, an increase of 10.4% (R$ 359 million).

The increase in net operating revenue, already considering revenue eliminations, was mainly caused by the following factors:

•         Reduction in the revenue from the Commercialization and Services segment, in the amount of R$ 130 million;

•         Increase in the revenue from the Conventional Generation segment, in the amount of R$ 116 million;

•          Increase of R$ 75 million in the revenues from the Distribution segment (for more details, see item 12.1.1);

3Q14 Results | November 13, 2014

•         Increase in the revenue from CPFL Renováveis, in the amount of R$ 38 million.

5.2) Cost of Electric Energy

The cost of electric energy (IFRS), comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 2,661 million in 3Q14, representing an increase of 36.6% (R$ 712 million). The adjusted cost of electric energy was in 3Q14 R$ 2,171 million, an increase of 5.6% (R$ 115 millon). The factors that explain these variations follow below:

•         The cost of electric power purchased for resale (IFRS) in 3Q14 reached R$ 2,578 million, representing an increase of 45.3% (R$ 804 million). The adjusted cost of electric power purchased for resale in 3Q14 was R$ 2,094 million (R$ 113 million), an increase of 12.8% (R$ 238 million), due to the following effects:

            (i)       Increase in the cost of energy purchased through auction in the regulated environment and bilateral contracts (R$ 922 million), mainly caused by the increase of 57.2% in the average purchase price and of 4.5% (537 GWh) in the volume of purchased energy;

           (ii)       Increase in the PROINFA cost (R$ 10 million), due to the increase 14.5% in the average purchase price;

          (iii)       Reduction in the resources from the CDE/CCEE (cost reducing), which in 3Q14 was R$ 205 million (in the 3Q13 reached R$ 226 miilion);

Partially offset by:

         (iv)       Decrease in the cost of short-term energy purchase (R$ 43 million) due to the reduction of 65.4% in the quantity of the energy purchased (1,032 GWh) partially offset by the increase of 119.0% in the average purchase price.

In the 3Q14 ocurred the following non-recurring itens:

a.    CPFL Renováveis: GSF in the amount of R$ 21 million in 3Q14;

b.    CPFL Geração: GSF in the amount of R$ 102 million in the conventional generation hydroeletric projects;

In contrast to these effects, in 3Q13 ocurrered the following non-recurring effects:

c.    CPFL Renováveis: the plants Bio Coopcana and Bio Alvorada and the Atlântica wind complex registered energy purchases in the amount of R$ 30.0 million in 3Q13 to meet the revised construction schedule, which did not occur in 3Q14.

Disregarding the non-recurring itens, the the cost of short-term energy purchase in 3Q14 decreased R$ 132 million than 3Q13.

          (v)       Increase in PIS and Cofins tax credits, generated from the energy purchase (R$ 68 million);

         (vi)       Increase in the cost of energy from Itaipu (R$ 2 million), mainly due to the 3.6% increase in the average purchase price partially offset by the reduction of 4.0% (110 GWh) in the volume of purchased energy;

        (vii)       R$ 507 million variation in the regulatory assets and liabilities, from a net payable of R$ 257 million in 3Q13 to a net receivable of R$ 251 million in 3Q14.

3Q14 Results | November 13, 2014

•         Charges for the use of the transmission and distribution system (IFRS) reached R$ 83 million in 3Q14, a 52.5% decrease (R$ 92 million) related to 3Q13. In adjusted numbers, charges for the use of the transmission and distribution system was R$ 77 million in 3Q14, a reduction of 61.5% (R$ 123 million), due to the following factors:

            (i)        Reduction in the system service usage charges – ESS (R$ 304 million) from a cost of R$ 152 million in 3Q13 to a revenue of R$ 152 million in 3Q14, disregarding non-recurring effect of R$ 8 million in CPFL Geração and R$ 3 million in CPFL Renováveis registered in 3Q13 related to reversal provision in related to the system services fees established by CNPE Resolution 03/2013;

Partially offset by:

            (i)        Reduction of 100.0% (R$ 132 million) in the resources from the CDE (cost reducer);

           (ii)        Increase of 41.9% in the basic network charges (R$ 64 million);

          (iii)        Decrease of 57.9% in PIS and Cofins tax credits, generated from the tax charges (R$ 11 million);

         (iv)        Reduction of 100.0% in the energy reserve charges – EER (R$ 3 million – cost reducing in the 3Q13);

          (v)        Increase of R$ 2 million in the charges of use of the distribution system;

         (vi)        Increase of 11.8% in the connection charges and Itaipu charges (R$ 1 million);

        (vii)        Increase of R$ 21 million in regulatory assets and liabilities.

5.3) Operating Costs and Expenses

Operating costs and expenses (IFRS + Construction Cost) were R$ 996 million in 3Q14, registering an increase of 11.4% (R$ 102 million). Ajusted Operating costs and expenses reached R$ 1,136 million in 3Q14 (R$ 168 million), an increase of 17.3%, due to the following factors:

•         The adjusted PMSO item, that reached R$ 623 million in 3Q14, compared to R$ 466 million in 3Q13, registering an increase of 33.6% (R$ 157 million);

•         Depreciation and Amortization, which represented an increase of 5.6% (R$ 14 million), are mainly explained (i) by the depreciation of assets that came to operate in CPFL Renováveis (R$ 8 million) and (ii) increase of R$ 10 million in amortization of the intangible distribution infrastructure asset, mainly due to addiction in the intangible assets base;

•         Increase of 16.9% in the Private Pension Fund expenses (R$ 2 million);

Partially offset by:

•         Reduction of 2.1% (R$ 5 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 230 million in 3Q14, has its counterpart in the “operating revenue”;

3Q14 Results | November 13, 2014

The table below lists the main variations in PMSO:

MANAGERIAL ADJUSTMENTS ON PMSO, FOR COMPARISON PURPOSES (in millions of Reais)
	3Q14	3Q13	Variation
			R$ MM	%
Reported PMSO (IFRS)
Personnel	(213.4)	(185.6)	(27.7)	14.9%
Material	(31.3)	(24.7)	(6.6)	26.7%
Outsourced Services	(127.0)	(113.8)	(13.2)	11.6%
Other Operating Costs/Expenses	(94.9)	(61.1)	(33.7)	55.2%
Reported PMSO (IFRS) - (A)	(466.6)	(385.3)	(81.2)	21.1%
Proportional Consolidation + Regulatory Assets&Liabilities
Personnel	5.0	4.4
Material	(161.8)	(28.1)
Outsourced Services	5.8	0.6
Other Operating Costs/Expenses	(5.4)	(10.4)
Total Proportional Consolidation + Regulatory Assets&Liabilities - (B)	(156.5)	(33.5)	(122.9)	366.4%
Non-recurring effects
Disposal of properties and vehicles	-	47.3	(47.3)	-
(=) Total Non-recurring effects - (C)	-	47.3	(170.2)	3.66
Adjusted PMSO
Personnel	(208.3)	(181.2)	(27.1)	15.0%
Material	(193.1)	(52.8)	(140.3)	265.5%
Outsourced Services	(121.3)	(113.3)	(8.0)	7.0%
Other Operating Costs/Expenses	(100.3)	(118.8)	18.6	-15.6%
Total Adjusted PMSO - (D) = (A) + (B) - (C)	(623.0)	(466.2)	(156.8)	33.6%

This Adjusted PMSO variation is explained below:

(i)            Personnel expenses, that recorded an increase of 15.0% (R$ 27 million), mainly due to (i) the 2014 Collective Bargaining Agreement (R$ 11 million); (ii) increase in the Services segment business, due to  business expansion of CPFL Serviços, CPFL Atende, CPFL Total and Nect (R$ 6 million), and (iii) drop in capitalization of personnel costs in investment from January 2014, in accordance with ANEEL's new methodology (R$ 11 million);

(ii)           Increase of 265.5% in Material (R$ 140 million), mainly explained by additional material expenses related to the oil acquisition by Epasa (Termonordeste TPP and Termoparaíba TPP), that increased R$ 133 million;

(iii)          Out-sourced services expenses, which registered an increase of 7.0% (R$ 8 million);

Partially offset by:

(iv)         Other operational costs/expenses, that registered a decrease of 15.6% (R$ 19 million), mainly due to reduction in legal and court expenses (R$ 6 million) and others (R$ 13 million);

3Q14 Results | November 13, 2014

The itens related to oil acquisition by Epasa and operating costs and expenses (PMSO) of Service segment are directly associated to revenue generation from these activities. In this way, disregarding both effects, the adjusted PMSO would increase 2.8% (R$ 11 million), below of 3.5% from IGP-M (last twelve months).

5.4) Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented a net regulatory asset of R$ 52 million in 3Q14 and a net regulatory liability of R$ 135 million in 3Q13 (impact in EBITDA). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

5.5) EBITDA

3Q14 IFRS EBITDA reached R$ 860 million, registering a decrease of 19.3% (R$ 205 million). The adjusted EBITDA in 3Q14 registered R$ 999 million, compared to R$ 913 million in 3Q13, an increase of 9.3%.

5.6) Financial Result

The 3Q14 net financial expense (IFRS) was of R$ 375 million, an increase of 55.2% (R$ 133 million) compared to the net financial expense of R$ 242 million reported in 3Q13. The adjusted net financial expense was R$ 350 million, an increase of 46.7% in relation to 3Q13 (R$ 111 million).

The items explaining these changes are as follows:

•         Financial Revenues: decrease of R$ 4 million, from R$ 194 million in 3Q13 to R$ 190 million in 3Q14, mainly due to the following factors:

(i)            Increase of CDI interbank rate (R$ 23 million): increase of restatement of scrow deposits (R$ 7 million), increase of restatement of tax credits (R$ 4 million); variation of R$ 10 million in regulatory assets and liabilities and increase in the income from financial investments (R$ 3 million);

Partially offset by:

(ii)           Adjustment to expected cash flow, related to distributors’ financial asset (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa) (R$ 21 million) – revenue reducer;

(iii)          Lower volume on purchase of ICMS credit (R$ 5 million).

•         Financial Expenses: increase of 24.8% (R$ 107 million), from R$ 433 million in 3Q13 to R$ 540 million in 3Q14, mainly due to the following factors:

(i)            Increase of CDI interbank rate and change in indebtendness breakdown (R$ 73 million);

(ii)           Exchange variations for Itaipu (R$ 16 million);

(iii)          Decrease of capitalized borrowing costs (R$ 10 million) due to the startup of CPFL Renováveis projects (Campo dos Ventos II, Bio Alvorada, Bio Coopcana, Atlântica wind complex and Macacos I wind complex);

3Q14 Results | November 13, 2014

(iv)         Increase of other financial expenses (R$ 30 million) mainly due to premium paid on early settlement of debentures in CPFL Geração (R$ 9 million) and b) discounts of  contractual agreements in CPFL Paulista (R$ 5 million) etc;

Partially offset by:

(v)          Financial expense in the distributors (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa) due to the adjustment to expected cash flow, related to financial asset (R$ 16 million);

(vi)         Decrease in the financial expenses with the Use of Public Asset (UBP) (R$ 6 million), due to the reduction of the IGP-M, index used to update this item.

5.7) Net Income

Net income (IFRS) in 3Q14 was R$ 97 million, a decrease of 72.6% in relation to 3Q13. Adjusted Net Income in 3Q14 registered R$ 228 million, a decrease of 12.6% in relation to 3Q13.

6) DEBT

6.1) Financial Debt (Including Hedge)

Note: (*) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA.

CPFL Energia’s Financial Debt Pro-forma (including hedge) reached R$ 16,812 million in 3Q14, a decrease of R$ 542 million, or -3.1%, compared to 3Q13. This increase in net debt is mainly a reflection of:

•         the decrease in indebtedness due to the amortizations, net of funding, in the amount of R$ 911 million, in CPFL Energia (Holding) and the other Group companies;

•         the increase in the other charges, fundings and monetary and exchange rate updates (net of hedge) in the period, in the amount of R$ 368 million.

The main contributing funding and amortizations to the variation in the balance of financial debt described above were:

•         CPFL Energia (Holding): amortizations, net of funding, totaling R$ 150 million:

-      Amortization of the principal of CPFL Energia’s debentures (3rd Issue of R$ 150 million).

3Q14 Results | November 13, 2014

•         Distribution Segment: amortizations (BNDES and other financial institutions), net of funding, totaling R$ 657 million:

+      Funding of BNDES financing for CPFL Paulista (R$ 37 million), CPFL Piratininga (R$ 22 million), RGE (R$ 8 million), CPFL Santa Cruz (R$ 19 million) and CPFL Jaguariúna (R$ 22 million);

+      Funding of financial institutions financing for CPFL Paulista (R$ 516 million), CPFL Piratininga (R$ 379 million), RGE (R$ 33 million) and CPFL Jaguariúna (R$ 63 million);

-      Amortizations of BNDES financing for CPFL Paulista (R$ 160 million), CPFL Piratininga (R$ 68 million), RGE (R$ 86 million), CPFL Santa Cruz (R$ 20 million) and CPFL Jaguariúna (R$ 22 million);

-      Amortizations of financial institutions financing for CPFL Paulista (R$ 424 million), CPFL Piratininga (R$ 14 million), RGE (R$ 51 million), CPFL Santa Cruz (R$ 4 million) and CPFL Jaguariúna (R$ 66 million);

-      Amortizations of the debentures principal of CPFL Paulista’s (5th Issue of R$ 484 million), CPFL Piratininga’s (5rd Issue of R$ 160 million) and RGE (3rd Issue of R$ 127 million and 5th Issue of R$ 70 million).

•         Commercialization and Services Segment: funding, net of amortizations, totaling R$ 4 million:

+      Funding of BNDES financing for CPFL Serviços (R$ 10 million);

-      Amortizations of BNDES financing for CPFL Serviços (R$ 3 million);

-      Amortizations of financial institutions financing for CPFL Brasil (R$ 1 million) and CPFL Serviços (R$ 2 million).

•         Conventional Generation Segment: amortizations, net of funding, totaling R$ 82 million:

+      Funding of financial institutions financing for CPFL Geração (R$ 233 million);

+      Debentures issuance by CPFL Geração (7th Issue of R$ 635 million and 8th Issue of R$ 70 million);

-      Amortizations of BNDES financing for Epasa (R$ 5 million), Baesa (R$ 20 million), Ceran (R$ 36 million), Enercan (R$ 36 million) and Foz do Chapecó (R$ 66 million);

-      Amortizations of financial institutions financing for CPFL Geração (R$ 152 million) and Epasa (R$ 6 million);

-      Amortizations of the debentures principal of CPFL Geração (4th Issue of R$ 680 million), Epasa (R$ 10 million), Baesa (R$ 6 million) and Enercan (R$ 4 million).

•         CPFL Renováveis: amortizations (BNDES and other financial institutions), net of funding, in the amount of R$ 72 million:

+      Funding of BNDES financing (R$ 394 million);

+      Funding of financial institutions financing (R$ 83 million);

+      Debentures issuance (2th Issue of R$ 176 million);

-      Amortizations of BNDES financing (R$ 390 million);

-      Amortization of financial institutions financing (R$ 335 million).

•         Other Segments: funding, net of amortizations, totaling R$ 45 million:

+      Funding of BNDES financing for CPFL Transmissão Piracicaba (R$ 10 million);

+      Funding of financial institutions financing for CPFL Telecom (R$ 38 million);

3Q14 Results | November 13, 2014

-      Amortizations of financial institutions financing for CPFL Telecom (R$ 3 million).

Financial Debt - 3Q14 - Pro-Forma (R$ thousands)
	BNDES		Financial Institutions		Other		Foreign Currency		Debentures			Total
Segments	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Holding (CPFL Energia)	-	-	-	-	-	-	-	-	1,290,000	-	1,290,000	-	1,290,000
Distribution	273,650	1,071,927	194,822	447,225	4,863	15,170	107,401	2,710,033	260,000	2,245,000	840,736	6,489,354	7,330,090
Commercialization and Services	3,675	23,930	1,753	5,270	1,204	2,892	-	-	-	228,000	6,632	260,092	266,724
Conventional Generation	168,194	1,299,524	-	617,520	10,886	89,809	-	245,220	291,961	2,316,485	471,041	4,568,559	5,039,600
CPFL Renováveis	128,019	1,320,765	-	-	50,421	391,072	-	-	39,055	792,140	217,495	2,503,977	2,721,472
Other	325	10,078	6,778	30,650	-	-	-	-	-	-	7,103	40,728	47,831

Debt (Principal)	573,863	3,726,224	203,353	1,100,665	67,374	498,943	107,401	2,955,253	1,881,016	5,581,624	2,833,006	13,862,710	16,695,716

Charges											437,129	70,212	507,341

Hedge											(17,269)	(374,214)	(391,484)

Financial Debt Including Hedge											3,252,866	13,558,708	16,811,573
Percentage on total (%)											19.3%	80.7%	100.0%

Of the total indebtedness of R$ 16,812 million in 3Q14, R$ 13,559 million (80.7%) are considered long term and R$ 3,253 million (19.3%) are considered short term. In 3Q13, of the total of R$ 17,353 million, R$ 15,075 million (86.9%) are considered long term and R$ 2,279 million (13.1%) are considered short term.

6.2) Debt Amortization Schedule

Note: Considers only the principal debt; In 2015, amortization is from October/2015.

The cash position at the end of 3Q14 has coverage ratio of 1.35x the amortizations of the next 12 months, enough to honor all amortization commitments until around the middle of 2016. The average amortization term, calculated by this schedule, is 3.81 years.

3Q14 Results | November 13, 2014

6.3) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)

Note: (*) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA.

Total debt in Pro-forma criteria, comprising financial debt, hedge (asset/liability) and debt with the private pension fund, amounted to R$ 17,189 million in 3Q14, redution of 3.0%. The nominal average cost of debt went from 8.0% p.a. in 3Q13 to 9.9% p.a. in 3Q14, due mainly to the increase in the CDI interbank rate, among other reasons.

Debt Profile – Pro-forma (*) – 3Q13

3Q14 Results | November 13, 2014

Debt Profile – Pro-forma (*) – 3Q14

Note: (*) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA; PSI – Investment Support Program.

As a result of the funding operations and amortizations, considering the indexation after hedge, there was a decrease in the BNDES-TJLP-indexed portion (from 22.9%, in 3Q13, to 21.5%, in 3Q14) and an increase in the portion of the debt prefixed-PSI (from 6.0%, in 3Q13, to 6.5%, in 3Q14), CDI-pegged portion (from 68.4%, in 3Q13, to 69.1%, in 3Q14) and in the portion tied to the IGP-M/IGP-DI (from 2.4%, in 3Q13, to 2.8%, in 3Q14).

The foreign-currency debt would have come to 18.0% of the total, if banking hedge operations had been excluded. Considering the contracted swap operations, which convert the indexation of debt in foreign-currency to the CDI, the effective foreign-currency debt is 0.1% (which has natural hedge).

The portion of the debt tied to the IGP-M/IGP-DI is related mostly to the debt with the private pension fund.

Debt Profile – IFRS – Indexation After Hedge – 3Q13 vs. 3Q14

3Q14 Results | November 13, 2014

6.4) Net Debt and Leverage

Pro forma (*) - R$ Thousands	3Q14	3Q13	Var.
Financial Debt (including hedge)	(16,811,573)	(17,353,271)	-3.1%
(+) Available Funds	3,822,055	5,133,890	-25.6%
(=) Net Debt	(12,989,517)	(12,219,381)	6.3%

IFRS - R$ Thousands	3Q14	3Q13	Var.
Financial Debt (including hedge)	(17,444,684)	(17,921,338)	-2.7%
(+) Available Funds	4,000,285	5,405,508	-26.0%
(=) Net Debt	(13,444,399)	(12,515,830)	7.4%

Note: (*) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA.

In 3Q14, Net Debt Pro-forma totaled R$ 12,990 million, an increase of 6.3% or R$ 770 million, compared to net debt position at the end of 3Q13 in the amount of R$ 12,219 million.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent participation of CPFL Energia in each of the projects. Also, include in the calculation of adjusted EBITDA the effects of the CVA – "Account for the Compensation of the Variations of Parcel A" and the historic EBITDA of newly acquired projects. As a result, adjusted net debt totaled R$ 12,990 million and adjusted EBITDA reached R$ 3,896 million, and the adjusted Net Debt / adjusted EBITDA at the end of 3Q14 reached 3.33x.

7) INVESTMENTS

In 3Q14, R$ 251 million were invested in business maintenance and expansion, of which R$ 154 million in distribution, R$ 80 million in generation (R$ 61 million of CPFL Renováveis and R$ 19 million of conventional generation and others) and R$ 17 million in commercialization and services. As result, CPFL Energia’s investments totaled R$ 782 million in 9M14, of which R$ 502 million in distribution, R$ 207 million in generation (R$ 175 million of CPFL Renováveis and R$ 33 million of conventional generation and others) and R$ 72 million in commercialization and services. CPFL Energia also booked R$ 60 million in Special Obligations in the quarter among other itens financed by the consumer (R$ 149 million in 9M14).

Listed below are some of the main investments made by CPFL Energia in each segment:

         (i)   Distribution: strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs, among others;

        (ii)   Generation: chiefly focused on Campo dos Ventos, São Benedito and Pedra Cheirosa Wind Complexes, projects still under construction.

3Q14 Results | November 13, 2014

8) DIVIDENDS

On October 01, 2014, intermediary dividends related to 1H14 were paid to holders of common shares traded on the São Paulo Stock Exchange (BM&FBovespa S.A. Bolsa de Valores, Mercadorias e Futuros - BM&FBOVESPA). The total declared amount was R$ 422 million, equivalent to R$ 0.438746730 per share.

On October 8, 2014, intermediary dividends related to 1H14 were paid to holders of ADRs, traded on the New York Stock Exchange (NYSE). The paid amount was equivalent to US$ 0.3434 per ADR.

CPFL Energia's Dividend Yield
	1H12	2H12	1H13	2H13	1H14
Dividend Yield - last 12 months (1)	6.1%	4.6%	3.9%	4.8%	5.4%

(1) Based on the average of the closing quotations in the period.

The 1H14 dividend yield, calculated on the average of the closing quotations in the period (R$ 18.35 per share) is 2.4% (5.4% in the last 12 months).

Dividend Distribution – R$ Million

The declared amounts are in line with the Company’s dividend policy, which states that shareholders will receive at least 50% of adjusted half-yearly net income as dividends and/or interest on equity (IOE). CPFL Energia has presented a payout ratio close to 95% since its IPO, respecting the constitution of the legal reserve of 5%.

3Q14 Results | November 13, 2014

9) STOCK MARKET

9.1) Share Performance

CPFL Energia, which has a current free float of 30.5% (up to September 30, 2014), is listed on both the BM&FBOVESPA (Novo Mercado) and the NYSE (ADR Level III), segments with the highest levels of corporate governace.

The shares closed the period priced at R$ 19.11 per share and US$ 15.55 per ADR, respectively (closing price on 09/30/2014).

Shares Performance – 9M14 (with adjustment by dividends)

In 9M14, the shares valued 5.4% on the BM&FBOVESPA and 1.3% on the NYSE.

Shares Performance – Last 12M (with adjustment by dividends)

In the last twelve months, the shares valued 3.7% on the BM&FBOVESPA and depreciated -5.1% on the NYSE.

3Q14 Results | November 13, 2014

9.2) Average Daily Volume

The daily trading volume in 9M14 averaged R$ 39.2 million, of which R$ 22.9 million on the BM&FBOVESPA and R$ 16.2 million on the NYSE, 8.6% up compared to 2013. The number of trades on the BM&FBOVESPA increased by 27.1%, rising from a daily average of 4,208, in 2013, to 5,348, in 9M14.

9.3) Ratings

In July 2014, Standard&Poor’s issued a report reaffirming its credit rating for CPFL Energia. Thus, the Company maintains AA+ national scale rating with a stable outlook.

The following table shows the evolution of CPFL Energia’s corporate ratings:

Ratings of CPFL Energia - National Scale
Agency		2011	2012	2013	3Q14
Standard & Poor's	Rating	brAA+	brAA+	brAA+	brAA+
	Outlook	Stable	Stable	Stable	Stable
Fitch Ratings	Rating	AA+ (bra)	AA+ (bra)	AA+ (bra)	AA+ (bra)
	Outlook	Stable	Stable	Stable	Stable

Considers the position in the end of the period.

3Q14 Results | November 13, 2014

10) CORPORATE GOVERNANCE

CPFL Energia’s corporate governance model is based on four basic principles: transparency, equity, accountability and corporate responsibility, applied by all the companies in the group.

CPFL Energia is listed on the segments of the highest governance level - the Novo Mercado of the BM&FBovespa and Level III ADRs on the New York Stock Exchange (NYSE). CPFL Energia’s capital stock is composed exclusively of common shares, and ensures 100% tag-along rights in the case of disposal of control.

The Board of Directors’ duties include defining the overall business guidelines and electing the Board of Executive Officers, among other responsibilities determined by the law and the Company’s Bylaws. Its rules were defined in the Board of Directors’ internal rules document. The Board is composed of one independent member and six members nominated by the controlling shareholders and all of them carry a one-year term of office reelection being admitted. It normally meets once a month but may be convened whenever necessary. The Chairman and the Vice-Chairman are elected among the Board of Directors’ members and no member may serve on the Board of Executive Officers.

The Board of Directors constituted three committees and defined their competences in a sole Internal Rules. They are: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as: corporate governance, strategy, budgets, energy purchase, new operations and financial policies.

CPFL Energia maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee foreseen in the Sarbanes Oxley Act and pursuant to the rules of the Securities and Exchange Commission (SEC). The Fiscal Council rules were defined in its Internal Rules document and in the Fiscal Council Guide.

The Board of Executive Officers is comprised of six Executive Officers, all with a two-year term of office, with reelection admitted. The Executive Officers represent the Company and manage its business in accordance with the lines of direction defined by the Board of Directors. The Chief Executive Officer is responsible for nominating the other statutory Executive Officers.

The guidelines and set of documents related to Corporate Governance are available at the Investor Relations website www.cpfl.com.br/ir.

3Q14 Results | November 13, 2014

11) CURRENT SHAREHOLDERS STRUCTURE – 09/30/2014

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

Camargo Corrêa
24.4%2
PREVI
30.0%
Fundação CESP
PETROS
Sistel
Fundação Sistel de Seguridade Social
SABESPREV
15.1%3
1
Free Float
30.5%
CPFL ENERGIA
DISTRIBUTION
100% cpfl paulista
100% cpfl piratininga
100% RGE
100% cpfl santa cruz
100% cpfl leste paulista
100% cpfl jaguari
100% cpfl sul paulista
100% cpfl mococa
COMMERCIALIZATION
100% cpfl brasil
100% cpfl meridional
99,95% cpfl sul geradora
100% cpfl cone sul
100% cpfl planalto
SERVICES
100% cpfl serviços
100% cpfl atende
100% CPFL TOTAL
100% Nect Serviços
GENERATION
100% Jaguari
59.93% Paulista Lajeado
5.94% Investco
100% CPFL Centrais Geradoras
100% cpfl geração
Serra da Mesa HPP
51.54% 4
65% Ceran
25.01% BAESA
48.72% Enercan
57.13% Epasa
51% Foz do Chapecó
RENEWABLES
58.8% CPFL RENOVÁVEIS

Notes:

(1) Controlling shareholders;

(2) Includes the 0.1% stake of Camargo Corrêa S.A.;

(3) Includes the 0,2% stake of Petros e Sistel pension funds;

(4) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas.

It is noteworthy to highlight the reduction in the share of CPFL Energia (through CPFL Geração) in CPFL Renováveis, from 58.8% to 51.6%, with the conclusion of the joint venture with DESA as of October 2014.

3Q14 Results | November 13, 2014

12) PERFORMANCE OF THE BUSINESS SEGMENTS

12.1) Distribution Segment

12.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (Pro-forma - R$ Thousands)
	3Q14	3Q13	Var.	9M14	9M13	Var.
Gross Operating Revenue (IFRS)(1)	4,333,650	3,679,546	17.8%	12,539,210	11,206,692	11.9%
Adjusted Gross Operating Revenue(1)	4,085,409	3,835,741	6.5%	12,189,901	11,389,051	7.0%
Net Operating Revenue (IFRS)(1)	3,063,747	2,641,301	16.0%	8,875,832	7,900,538	12.3%
Adjusted Net Operating Revenue(1)	2,850,198	2,774,186	2.7%	8,604,619	8,068,581	6.6%
Cost of Electric Power	(2,221,499)	(1,662,628)	33.6%	(6,541,338)	(4,938,438)	32.5%
Operating Costs & Expenses	(705,497)	(633,741)	11.3%	(2,121,835)	(2,391,924)	-11.3%
EBIT	350,112	577,221	-39.3%	820,889	1,320,292	-37.8%
EBITDA (IFRS)(2)	466,424	683,784	-31.8%	1,165,877	1,645,832	-29.2%
Adjusted EBITDA(3)	518,409	501,621	3.3%	1,499,940	1,691,481	-11.3%
Financial Income (Expense)	(183,317)	(93,091)	96.9%	(295,024)	(390,932)	-24.5%
Income Before Taxes	166,795	484,131	-65.5%	525,865	929,360	-43.4%
Net Income (IFRS)	97,420	312,571	-68.8%	317,573	609,703	-47.9%
Adjusted Net Income(4)	142,665	198,533	-28.1%	581,974	776,614	-25.1%

Notes:

(1)    Excludes Construction Revenue;

(2)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12;

(3)    Adjusted EBITDA considers, besides the items mentioned above, the regulatory assets and liabilities and excludes the non-recurring effects;

(4)    Adjusted Net Income considers the regulatory assets and liabilities and excludes the non-recurring effects;

(5)    The distributors’ financial performance tables are attached to this report in item 12.9.

Operating Revenue

Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue (IFRS) amounted to 4,334 million, an increase of 17.8% (R$ 654 million). Adjusted gross operating revenue amounted to 4,085 million, an increase of 6.5% (R$ 250 million).

The upturn in adjusted gross operating revenue was mainly caused by the following factors:

•        Positive average tariff adjustment in the distribution companies for the period between 3Q13 and 3Q14, in the amount of R$ 458 million, due to the tariff reviews and readjustments;

•        Increase of 3.1% in the sales volume to the captive market, in the amount of R$ 82 million (market + mix);

•        Increase of R$ 21 million in the resources from the CDE;

•        Increase of R$ 81 million in Electricity Sales to Distributors;

•        Increase of R$ 19 million in the gross revenue of TUSD from free customers;

Partially offset by:

•        Reduction of R$ 7 million in Other Revenues;

•        R$ 404 million variation in the regulatory assets and liabilities, from a net receivable of R$ 156 million in 3Q13 to a net payable of R$ 248 million in 3Q14.

3Q14 Results | November 13, 2014

Deductions from the gross operating revenue (IFRS) were R$ 1,270 million, representing an increase of 22.3% (R$ 232 million). Adjusted deductions from the gross operating revenue were R$ 1,235 million, representing an increase of 16.4% (R$ 174 million), due to the following increases:

            (i)        of 20.7% in ICMS tax (R$ 130 million);

           (ii)        of 21.4% in PIS and COFINS taxes (R$ 68 million);

          (iii)        of 89.9% in the CDE sector charge (R$ 35 million);

         (iv)        of 2.7% in the R&D and Energy Efficiency Program (R$ 1 million);

Partially offset by the following:

          (v)        reduction of 6.3% in the PROINFA (R$ 2 million);

         (vi)        R$ 58 million variation in the regulatory assets and liabilities, from a net payable of R$ 23 million in 3Q13 to a net receivable of R$ 35 million in 3Q14.

Net operating revenue (IFRS) reached R$ 3,064 million in 3Q14, representing an increase of 16.0% (R$ 422 million). Adjusted net operating revenue totalized R$ 2,850 million in 3Q14, an increase of 2.7% (R$ 76 million).

Cost of Electric Power

The cost of electric energy (IFRS), comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 2,221 million in 3Q14, representing an increase of 33.6% (R$ 559 million). The adjusted cost of electric energy amounted to R$ 1,956 million in 3Q14, representing an increase of 1.6% (R$ 31 million):

•         The cost of electric power purchased for resale (IFRS) in 3Q14 was R$ 2,157 million, representing an increase of 44.1% (R$ 660 million). The adjusted cost of electric power purchased for resale in 3Q14 was R$ 1,906 million, representing an increase of 8.7% (R$ 153 million), due to the following effects:

          (i)        Increase of 59.0% in the cost of energy purchased in the regulated environment (R$ 763 million), due to the increases of 39.1% in the average purchase price and of 14.3% (1,125 GWh) in the volume of purchased energy;

         (ii)        Reduction of 9.0% (R$ 20 million) in the resources from the CDE (cost reducer);

        (iii)        Increase of 17.4% in the PROINFA cost (R$ 10 million), due to the increases of 2.5% in the volume of purchased energy (7 GWh) and of 14.5% in the average purchase price;

Partially offset by:

        (iv)        Reduction of 35.8% in the cost of energy purchased in the short term (R$ 63 million), mainly due to the 70.3% reduction in the volume of purchased energy (405 GWh), partially offset by the increase of 115.8% in the average purchase price;

         (v)        Reduction of 0.6% in the cost of energy from Itaipu (R$ 2 million), mainly due to the 4.0% reduction in the average purchase price, partially offset by the increase of 3.6% (5 GWh) in the volume of purchased energy;

        (vi)        Increase of 43.9% (R$ 67 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase;

       (vii)        R$ 507 million variation in the regulatory assets and liabilities, from a net payable of R$ 257 million in 3Q13 to a net receivable of R$ 251 million in 3Q14.

3Q14 Results | November 13, 2014

•      Charges for the use of the transmission and distribution system (IFRS) reached R$ 65 million in 3Q14, a 61.0% reduction (R$ 102 million). Adjusted charges for the use of the transmission and distribution system reached R$ 50 million in 3Q14, a 70.9% reduction (R$ 122 million), due to the following factors:

            (i)        Reduction in the system service usage charges – ESS (R$ 312 million), from a cost of R$ 160 million in 3Q13 to a revenue of R$ 152 million in 3Q14;

Partially offset by:

           (ii)        Reduction of 100.0% (R$ 132 million) in the resources from the CDE (cost reducer);

          (iii)        Reduction of 61.0% in PIS and Cofins tax credits (cost reducer), generated from the charges (R$ 10 million);

         (iv)        Reduction of 100.0% (R$ 3 million) in the energy reserve charges – EER (cost reducer);

          (v)        Increase of 46.7% in the basic network charges (R$ 63 million);

         (vi)        Increase of 17.9% in the Itaipu charges (R$ 2 million);

        (vii)        R$ 21 million variation in the regulatory assets and liabilities, from a net payable of R$ 6 million in 3Q13 to a net receivable of R$ 15 million in 3Q14.

Operating Costs and Expenses

Operating costs and expenses (IFRS) were R$ 705 million in 3Q14 compared to R$ 634 million in 3Q13, an increase of 11.3% (R$ 72 million). Adjusted operating costs and expenses were R$ 705 million in 3Q14 compared to R$ 686 million in 3Q13, an increase of 2.8% (R$ 19 million), due to the following factors:

•         Increase of 17.0% (R$ 2 million) in the Private Pension Fund item;

•         Net increase of 9.1% (R$ 10 million) in the Depreciation and Amortization item;

•         The PMSO item (IFRS), that reached R$ 364 million in 3Q14, compared to R$ 285 million in 3Q13, registering an increase of 27.8% (R$ 79 million). The adjusted PMSO reached R$ 364 million in 3Q14, compared to R$ 337 million in 3Q13, registering an increase of 7.9% (R$ 27 million), mainly due to the following factors:

            (i)        Personnel expenses, which registered an increase of 15.7% (R$ 20 million), mainly due to the (a) effects of the Collective Bargaining Agreement (R$ 7 million), and (b) reduction in capitalization of personnel costs in investment as of January 2014, in accordance with ANEEL's new methodology (R$ 11 million);

           (ii)        Out-sourced services expenses, which registered an increase of 22.9% (R$ 22 million):

✓  In CPFL Paulista (R$ 8 million), mainly due to the increase in the expenses with warning notices, disconnection and reconnection, and call center;

✓  In RGE (R$ 7 million) and in CPFL Piratininga (R$ 3 million);

          (iii)        Material expenses, which registered an increase of 36.4% (R$ 6 million);

Partially offset by:

         (iv)        Other operating costs/expenses, which registered a reduction of 20.7% (R$ 21 million), considering the impact of the following factors:

✓  In 3Q13, there was an impact of a non-recurring revenue related to the sale of assets (buildings and vehicles) (R$ 47 million);

✓  R$ 5 million variation in the regulatory assets and liabilities, from a net payable of R$ 5.255 million in 3Q13 to a net receivable of R$ 25,000 in 3Q14.

3Q14 Results | November 13, 2014

Partially offset by:

•         Reduction of 8.1% (R$ 19 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 213 million in 3Q14, has its counterpart in the “operating revenue”.

Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented net receivables of R$ 52 million in 3Q14 and net payables of R$ 135 million in 3Q13 (impact in EBITDA). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

EBITDA

EBITDA (IFRS) reached R$ 466 million in 3Q14, registering a reduction of 31.8% (R$ 217 million).

Considering the regulatory assets and liabilities and excluding the non-recurring effects, the Adjusted EBITDA totaled R$ 518 million in 3Q14 compared to R$ 502 million in 3Q13, an increase of 3.3% (R$ 17 million).

Financial Result

The 3Q14 net financial expense (IFRS) was R$ 183 million, compared to the net financial expense of R$ 93 million in 3Q13, registering an increase of 96.9% (R$ 90 million). The 3Q14 adjusted net financial expense was R$ 167 million, compared to the net financial expense of R$ 84 million in 3Q13, registering an increase of 99.2% (R$ 83 million).

The items explaining these changes are as follows:

  (i)       Financial Revenue (IFRS): reduction of 34.6% (R$ 38 million), from R$ 111 million in 3Q13 to R$ 73 million in 3Q14. Adjusted Financial Revenue: reduction of 22.5% (R$ 29 million), from R$ 127 million in 3Q13 to R$ 99 million in 3Q14, mainly due to the following factors:

✓  Reduction in the income from financial investments (R$ 23 million), due to the lower cash balance;

✓  Financial expense in the Distribution Companies (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa) due to the adjustment for distibutors’ financial asset (R$ 21 million) (revenue reducer);

✓  Reduction in the volume on purchase of ICMS credit (R$ 5 million);

✓  Reduction in the monetary and foreign exchange update (R$ 4 million);

Partially offset by:

✓  Increase in the judicial deposits (R$ 7 million) and tax credits (R$ 4 million) updates, due to the increase in the CDI Interbank rate;

✓  Increase in the accruals and delinquent fines (R$ 3 million);

✓  Net variation of R$ 10 million in the regulatory assets and liabilities, from a net receivable of R$ 16 million in 3Q13 to a net receivable of R$ 26 million in 3Q14.

3Q14 Results | November 13, 2014

 (ii)       Financial Expense (IFRS): increase of 25.4% (R$ 52 million), from R$ 204 million in 3Q13 to R$ 256 million in 3Q14. Adjusted Financial Expense: increase of 25.8% (R$ 54 million), from R$ 211 million in 3Q13 to R$ 265 million in 3Q14, mainly due to the following factors:

✓  Higher CDI interbank rate and change in indebtendness breakdown (R$ 35 million);

✓  Foreign exchange update of the Itaipu invoices (R$ 16 million);

✓  Increase in the other financial expenses (R$ 19 million), mainly due to the discounts on contractual agreements (R$ 5 million) in CPFL Paulista;

✓  Net variation of R$ 2 million in the regulatory assets and liabilities, from a net payable of R$ 7 million in 3Q13 to a net receivable of R$ 9 million in 3Q14;

Partially offset by:

✓  Financial expense in the Distribution Companies (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa) due to the adjustment for distibutors’ financial asset (R$ 16 million).

Net Income

Net Income (IFRS) in 3Q14 was R$ 97 million, registering a reduction of 68.8% (R$ 215 million).

Considering the regulatory assets and liabilities and excluding the non-recurring effects and other adjustments, the Adjusted Net Income totaled R$ 143 million in 3Q14, compared to R$ 199 million in 3Q13, a reduction of 28.1% (R$ 56 million).

12.1.2) Annual Tariff Adjustment

Dates of Tariff Adjustments
Distribution Company	Date
CPFL Piratininga	October 23th
CPFL Santa Cruz	February 3rd
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd
CPFL Paulista	April 8th
RGE	June 19th

3Q14 Results | November 13, 2014

CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On February 03, 2014, Aneel published in the Federal Official Gazette, the 2014 Annual Tariff Readjustment Indexes for the CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa distributors, as shown in the table below:

Annual Tariff Adjustment (RTA)	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz
Ratifying Resolution	1,679	1,677	1,680	1,681	1,682
Economic Adjustment	2.00%	-3.16%	1.17%	-4.74%	9.89%
Financial components	-4.07%	-2.35%	-4.90%	-2.93%	4.97%
Tariff adjustment	-2.07%	-5.51%	-3.73%	-7.67%	14.86%
Average effect	-9.53%	0.43%	3.70%	-5.32%	26.00%

These adjustments were applied to the tariffs set in Extraordinary Tariff Review mentioned in the item "12.1.4." The new tariffs came into force on February 03, 2014.

CPFL Paulista

Aneel Ratifying Resolution No. 1,701 of April 07, 2014 readjusted electric energy tariffs of CPFL Paulista by 17.18%, being 14.56% related to the Tariff Readjustment and 2.62% as financial components outside the Tariff Readjustment, corresponding to an average effect of 6.91% on consumer billings. The impact of the Parcel A (Energy, Transmission Charges and Sector Charges) in the readjustment was of 12.84% and of the Parcel B was of 1.71%. The calculation took into account the change in the Periodic Tariff Review referring to 2013, from 4.53% to 4.67%. The new tariffs came into force on April 08, 2014.

RGE

Aneel Ratifying Resolution No. 1,739 of June 17, 2014 readjusted electric energy tariffs of RGE by 21.82%, being 18.83% related to the Tariff Readjustment and 2.99% as financial components outside the Tariff Readjustment, corresponding to an average effect of 22.77% on consumer billings. The impact of the Parcel A (Energy, Transmission Charges and Sector Charges) in the readjustment was of 17.12% and of the Parcel B was of 1.70%. The new tariffs came into force on June 19, 2014.

CPFL Piratininga

Aneel Ratifying Resolution No. 1,810 of October 21, 2014 readjusted electric energy tariffs of CPFL Piratininga by 19.73%, being 15.81% related to the Tariff Readjustment and 3.92% as financial components outside the Tariff Readjustment, corresponding to an average effect of 22.43% on consumer billings. The impact of the Parcel A (Energy, Transmission Charges and Sector Charges) in the readjustment was of 15.50% and of the Parcel B was of 0.31%. The new tariffs came into force on October 23, 2014.

3Q14 Results | November 13, 2014

12.1.3) Operating Performance of the Distribution Segment

The Group continues its strategy of encouraging the dissemination and sharing of best management and operational practices among the distribution companies, with the intention of raising operating efficiency and improving the quality of client service.

Below we are presenting the results achieved by the distribution companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The DEC index (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The FEC index (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year.

Annualized DEC and FEC (3Q13)
Empresa	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Indicador
DEC	7.24	7.20	16.86	6.37	7.60	5.64	10.41	5.71
FEC	4.97	4.39	9.41	6.34	5.84	5.25	8.65	6.09

Annualized DEC and FEC (3Q14)
Empresa	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Indicador
DEC	6.89	7.35	17.93	7.61	7.89	5.42	9.58	5.76
FEC	4.72	4.72	8.85	6.61	6.76	4.53	7.43	6.26

12.2) Commercialization and Services Segments

Consolidated Income Statement - Commercialization and Services (Pro-forma - R$ Thousands)
	3Q14	3Q13	Var	9M14	9M13	Var
Gross Operating Revenues	733,794	514,794	42.5%	1,951,024	1,759,909	10.9%
Net Operating Revenues	655,625	452,952	44.7%	1,736,394	1,555,701	11.6%
EBITDA (IFRS)(1)	69,937	15,374	354.9%	216,708	32,123	574.6%
NET INCOME (IFRS)	45,728	10,706	327.1%	143,434	24,024	497.1%

Note: (1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and business combination, as CVM Instruction no. 527/12.

Operating Revenue

In 3Q14, gross operating revenue reached R$ 734 million, representing an increase of 42.5% (R$ 219 million), while net operating revenues were up by 44.7% (R$ 203 million) to R$ 656 million.

EBITDA

In 3Q14, EBITDA totaled R$ 70 million, up by 354.9% (R$ 55 million).

3Q14 Results | November 13, 2014

Net Income

In 3Q14, net income amounted to R$ 46 million, an increase of 327.1% (R$ 35 million).

12.3) Conventional Generation Segment

12.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation - IFRS (Pro-forma - R$ Thousands)
	3Q14	3Q13	Var.	9M14	9M13	Var.
Gross Operating Revenue	342,291	250,637	36.6%	929,468	730,583	27.2%
Net Operating Revenue	315,126	236,097	33.5%	865,800	688,407	25.8%
Cost of Electric Power	(171,345)	(31,893)	437.2%	(302,069)	(114,359)	164.1%
Operating Costs & Expenses	(51,399)	(54,741)	-6.1%	(158,529)	(160,415)	-1.2%
EBITDA (1)	111,173	223,291	-50.2%	598,574	586,789	2.0%
Net Income	(26,739)	85,178	-	171,139	216,685	-21.0%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization and business combination.

Consolidated Income Statement - Conventional Generation - Adjusted (1) (Pro-forma - R$ Thousands)
	3Q14	3Q13	Var.	9M14	9M13	Var.
Gross Operating Revenue	692,100	430,837	60.6%	1,962,302	1,330,385	47.5%
Net Operating Revenue	632,644	400,747	57.9%	1,807,847	1,235,320	46.3%
Cost of Electric Power	(267,098)	(39,679)	573.2%	(489,301)	(212,015)	130.8%
Operating Costs & Expenses	(259,791)	(128,221)	102.6%	(698,399)	(419,818)	66.4%
EBIT	105,756	232,847	-54.6%	620,148	603,487	2.8%
EBITDA	164,531	292,872	-43.8%	796,299	780,778	2.0%
EBITDA Adjusted (2)	266,429	284,866	-6.5%	960,467	868,038	10.6%
Financial Income (Expense)	(136,541)	(116,423)	17.3%	(390,409)	(315,330)	23.8%
Income Before Taxes	(30,785)	116,424	-	228,786	288,157	-20.6%
Net Income	(22,234)	76,478	-	150,127	199,187	-24.6%
Net Income Adjusted (2)	45,019	71,194	-36.8%	258,478	256,779	0.7%

Notas:

(1) Proportionate Consolidation of Conventional Generation (Ceran, Baesa, Enercan, Foz do Chapecó and Epasa);

(2) Excluding the non-recurring effects.

Operating Revenue

In 3Q14, Gross Operating Revenues, considering the proportionate consolidation of Conventional Generation, reached R$ 692 million, an increase of 60.6% (R$ 261 million). Net Operating Revenues moved up 57.9% (R$ 232 million) to R$ 632 million.

The variation in the gross operating revenue is mainly due to the following factors:

     (i)       Increase in Epasa’s revenues, in the amount of R$ 154 million, due to the thermal dispatch by merit order (3Q14) and energy safety (3Q13);

    (ii)       Increase due to the strategy put in place for the seasonality of physical guarantee (R$ 91 million);

   (iii)       Increase due the renewal of the PPA between CPFL Geração and Furnas and the price adjustments in the other PPAs (R$ 16 million).

3Q14 Results | November 13, 2014

Cost of Electric Power

In 3Q14, the cost of electric power reached R$ 267 million in 3Q14, an increase of 573.2% (R$ 227 million), due mainly to the following factors:

            (i)        GSF (Generation Scaling Factor) expenses (R$ 102 million) – non-recurring effect. It is noteworthy that the power purchase agreement from Serra da Mesa HPP to Furnas exempts CPFL Geração of GSF expenses. Thus, the amount of R$ 102 million is related to the Company’s other hydroelectric power plants (Ceran, Baesa, Enercan, Foz Chapecó and Jaguari Geração);

           (ii)        Increase due to the strategy put in place for the seasonality of physical guarantee (R$ 118 million);

          (iii)        Other effects (R$ 7 million).

Operating Costs and Expenses

The operating costs and expenses reached R$ 260 million in 3Q14, compared to R$ 128 million in 3Q13, an increase of 102.6% (R$ 132 million), due to the variations in:

✓  PMSO expenses, which reached R$ 201 million, an increase of 194.8% (R$ 133 million), due to the higher expenses with Material regarding the acquisition of fuel oil by Epasa (R$ 133 million);

partially off-set by:

✓  Depreciation and Amortization, which reached R$ 59 million, a decrease of 2.1% (R$ 1 million) if compared to 3Q13.

EBITDA

In 3Q14, EBITDA was R$ 165 million, compared to R$ 293 million in 3Q13, a decrease of 43.8% (R$ 128 million). This result is due to the non-recurring expenses with GSF (R$ 102 million) and the effects of the strategy put in place for the seasonality of physical guarantee in this quarter (R$ 37 million).

In 3Q14, the adjusted EBITDA reached R$ 266 million, a decrease 6.5% (R$ 18 million).

Financial Result

In 3Q14, Net Financial Result was a net expense of R$ 137 million, representing an increase of 17.3% (R$ 20 million) compared to 3Q13.

Financial Expenses moved from R$ 130 million in 3Q13 to R$ 172 million in 3Q14 (R$ 42 million increase), due to the debentures issuances by CPFL Geração.

Financial Revenues moved from R$ 14 million in 3Q13 to R$ 36 million in 3Q14 (R$ 22 million increase), due to the higher cash balance.

Net Income

In 3Q14, the Conventional Generation segment reported a net loss of R$ 22 million, compared to a net income of R$ 76 million in 3Q13. This variation is mainly due to the lower EBITDA, in addition to the worsening of the financial result, as explained above.

In 3Q14, adjusted Net Income was R$ 45 million, a decrease of 36.8% (R$ 26 million).

3Q14 Results | November 13, 2014

12.4) CPFL Renováveis

12.4.1) Economic-Financial Performance

Consolidated Income Statement - CPFL Renováveis (Pro-forma - R$ Thousands)
	3Q14	3Q13	Var.	9M14	9M13	Var.
Gross Operating Revenues (IFRS)	217,168	174,978	24.1%	553,318	454,537	21.7%
Net Operating Revenues	202,494	164,164	23.3%	516,722	426,050	21.3%
Cost of Electric Power	(38,927)	(46,354)	-16.0%	(159,616)	(102,112)	56.3%
Operating Costs & Expenses	(97,721)	(81,745)	19.5%	(273,474)	(245,870)	11.2%
EBIT	65,846	36,064	82.6%	83,633	78,068	7.1%
EBITDA (IFRS)(1)	128,135	90,639	41.4%	267,214	241,194	10.8%
Adjusted EBITDA(2)	149,607	117,879	26.9%	351,282	303,257	15.8%
Financial Income (Expense)	(48,082)	(41,929)	14.7%	(134,735)	(123,203)	9.4%
Income Before Taxes	17,764	(5,865)	-402.9%	(51,104)	(45,135)	13.2%
Net Income (IFRS)	10,634	(9,463)	-212.4%	(60,084)	(51,558)	16.5%
Adjusted Net Income(2)	32,107	17,412	84.4%	23,984	10,140	136.5%

Note:

(1)    EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(2)    Excludes Non-recurring effects.

Comments to CPFL Renováveis’ Financial Statements

In 3Q14, the variations in the Financial Statements of CPFL Renováveis are mainly due to the factors described below. These factors are partially offset by the amounts eliminated during the consolidation of CPFL Renováveis in CPFL Energia.

     (i)       The beginning of operations of Coopcana biomass Thermal Power Plant (50MW) in August 2013;

    (ii)       The beginning of operations of Campo dos Ventos II wind farms (30MW) in September 2013;

   (iii)       The beginning of the revenues by availability of Complexo Atlântica wind farms (120 MW) since September 2013;

   (iv)       The beginning of operations of Alvorada biomass Thermal Power Plant (50MW) in November 2013;

    (v)       The beginning of the revenues by availability of Complexo Rosa dos Ventos wind farms (13.7 MW) since February 2014;

   (vi)       The beginning of operations of Macacos I wind farms (30MW) in May 2014.

Operating Revenue

In 3Q14, gross operating revenue reached R$ 217 million, representing an increase of 24.1% (R$ 42 million), while net operating revenue moved up by 23.3% (R$ 38 million) to R$ 202 million. The increase occurred, mainly, due to the plants that began their sales in the period (mentioned above).

Plus, it is also important to note that the revenue on the effective generation of Santa Clara wind farms begun being recognized in Mach 29, 2014. Previously, mainly in 2013, its revenue corresponded to a fixed annual rate, placed by apportionment criteria, because the connection with the system was pending, waiting for the completion of the ICG construction (transmission grid).

3Q14 Results | November 13, 2014

Cost of Electric Power

In 3Q14, the cost of electric power increased 16.0% (R$ 7 million) to R$ 39 million. This increase was a result of the factors mentioned below:

•         The occurrence of non-recurring effects mentioned below:

            (i)        Implementation of GSF in the amount of R$ 21.5 million in 3Q14. Unfavorable hydrological conditions at the beginning of 2014 led to the implementation of GSF and hence the need to buy power generators for several MRE participants;

           (ii)        Services of the System Charges (ESS) reversal of the provision of R$ 3.2 million in 3Q13, estabilished by CNPE Resolution 03/2013; and

Partially offset by:

          (iii)        Bio Coopcana, Bio Alvorada and Complexo Atlântica wind farms registered energy purchases in the amount of R$30.4 million to meet the requirements of sales agreements in 3Q13.

•         Adicionaly, other recurring effects occurred this quarter (R$ 4 million).

Operating Costs and Expenses

In 3Q14, operating costs and expenses reached R$ 98 million, an increase of R$ 16 million, as follows:

    (i)        PMSO reached the amount of R$ 35 million in the 3Q14, an increase of 30.4%, R$ 8 million, due mainly to higher third party expenses with regard to the costs of DESA incorporation, including consultancy services, legal fees and others;

   (ii)        Depreciation and Amortization higher in 3Q14, in the amount of R$ 8 million, an increase of 14.1% compared to 3Q13. This variation is explaned mainly by the depreciation of the assets that went into operation between 3Q13 and 3Q14.

EBITDA

In 3Q14, EBITDA (considering proportional participation) was R$ 128 million, an increase of 41.4% (R$ 37 million).

Considering proportional participation and excluding the non-recurring effects, the Adjusted EBITDA totaled R$ 150 million in 3Q14 compared to R$ 118 million in 3Q13, an increase of 26.9% (R$ 32 million).

Financial Result

In 3Q14, the net financial expense was R$ 48 million, an increase of R$ 6 million comparing with 3Q13, due to an additional financial expense (R$ 10 million) and the additional financial revenue (R$ 4 million).

Net Income

In 3Q14, net income (considering proportional participation) was R$ 11 million, compared to a net loss of R$ 9 million in 3Q13.

Excluding the non-recurring effects, the Adjusted Net Income totaled R$ 32 million in 3Q14 compared to R$ 17 million in 3Q13, an increase of R$ 15 million (84.4%).

3Q14 Results | November 13, 2014

12.4.2) Status of Generation Projects – 100% Participation

On the date of this report, the portfolio of projects of CPFL Renováveis (100% Participation) totaled 1,773 MW of operating installed capacity and 336 MW of capacity under construction. The operational power plants comprises 38 Small Hydroelectric Power Plants – SHPPs (399 MW), 28 Wind Farms (1,003 MW), 8 Biomass Thermoelectric Power Plants (370 MW) and 1 Solar Power Plant (1 MW). Still under construction there are 12 Wind Farms (312 MW) and 1 SHPPs (24 MW).

Additionally, CPFL Renováveis owns wind and SHPP projects under development totaling 3,767 MW, representing a total portfolio of 5,875 MW.

The table below illustrates the overall portfolio of assets in operation, construction and development, and its installed capacity on this date:

CPFL Renováveis - portfolio (100% participation)
In MW	SHPP	Wind	Biomass	Solar	TOTAL
Operating	399	1,003	370	1	1,773
Under construction	24	312	-	-	336
Under development	626	3,141	-	-	3,767
TOTAL	1,049	4,455	370	1	5,875

Campo dos Ventos Wind Farms and São Benedito Wind Farms

Campo dos Ventos Complex Wind Farms (Campo dos Ventos I, III and V) and São Benedito Complex Wind Farms (Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica, Santa Úrsula, São Domingos and Ventos de São Martinho), located at Rio Grande do Norte State, are under construction. They will be operational, according to scheduled, from 2T16. The installed capacity is of 231 MW and the assured energy is of 120.9 average-MW.

Morro dos Ventos II Wind Farms

Morro dos Ventos II Wind Farms, located at Rio Grande do Norte, are under construction. As scheduled, it will gradually become operational from 2Q16. The installed capacity is of 29.2 MW and the assured energy is of 15.3 average-MW. The energy was sold in 13th New Energia Auction (“LEN” in portuguese) held in 2011 (price: R$ 125.14/MWh – September 2014).

Mata Velha SHPP

Mata Velha Small Hydroelectric Power Plant (SHPP), located at Minas Gerais, are under construction. As scheduled, it will gradually become operational from 2Q16. The installed capacity is of 24.0 MW and the assured energy is of 13.1 average-MW. The energy was sold in 16th New Energia Auction (“LEN” in portuguese) held in 2013 (price: R$ 143.30/MWh – September 2014).

Pedra Cheirosa Wind Farms

Pedra Cheirosa Wind Farms (Pedra Cheirosa I and II), located at Ceará State, are under construction. Start-up is scheduled for 1Q18. The installed capacity is of 51.3 MW and the assured energy is of 26.1 average-MW. The energy was sold in A-5 Auction held in December 2013 (price: R$ 125.04/MWh – September 2014).

3Q14 Results | November 13, 2014

12.4.3) Subsequent Event - Association with Dobreve Energy

On September 30, 2014, the Extraordinary Shareholders Meeting of CPFL Renováveis approved the merger of Dobrevê Energia S.A. (“DESA”), thus concluding the process, with effect from October 1, 2014. DESA became a subsidiary of CPFL Renováveis in accordance with the association agreement signed on February 17, 2014 by the involved parties, including CPFL Geração, a subsidiary of CPFL Energia, and Arrow – Fundo de Investimento em Participações, in its capacity as the sole shareholder of DESA, which stipulated the terms and conditions of the association.

As a result of the Merger, 61,752,782 book-entry common shares with no par value were issued on October 1, 2014, which are of the same type and class, and have the same rights and benefits entitled to other shares issued by CPFL Renováveis, free and clear of all and any encumbrance and lien, which will be allotted to Arrow. The swap ratio was freely negotiated between the Company and Arrow and is considered just and fair to their shareholders.

3Q14 Results | November 13, 2014

13) ATTACHMENTS

13.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	09/30/2014	12/31/2013	09/30/2013

CURRENT
Cash and Cash Equivalents	4,000,285	4,206,422	5,405,508
Consumers, Concessionaries and Licensees	2,420,487	2,007,789	1,973,948
Dividend and Interest on Equity	28,315	55,265	31,701
Financial Investments	5,627	24,806	24,618
Recoverable Taxes	240,021	262,433	282,832
Derivatives	17,269	1,842	422
Materials and Supplies	23,292	21,625	22,520
Leases	12,365	10,757	10,509
Concession Financial Assets	457,147	-	-
Other Credits	1,101,275	673,383	751,542
TOTAL CURRENT	8,306,084	7,264,323	8,503,599

NON-CURRENT
Consumers, Concessionaries and Licensees	122,404	153,854	139,927
Affiliates, Subsidiaries and Parent Company	98,904	86,655	86,872
Judicial Deposits	1,156,776	1,143,179	1,068,320
Recoverable Taxes	156,890	173,362	179,321
Derivatives	382,855	316,648	351,156
Deferred Taxes	1,224,714	1,168,706	1,169,907
Leases	36,354	37,817	35,979
Concession Financial Assets	2,663,725	2,787,073	2,641,748
Investments at Cost	116,654	116,654	116,654
Other Credits	282,872	296,096	313,559
Investments	1,160,714	1,032,681	1,053,255
Property, Plant and Equipment	7,707,297	7,717,419	7,646,624
Intangible	8,484,962	8,748,328	8,820,227
TOTAL NON-CURRENT	23,595,118	23,778,473	23,623,550

TOTAL ASSETS	31,901,202	31,042,796	32,127,149

3Q14 Results | November 13, 2014

13.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2014	12/31/2013	09/30/2013

CURRENT
Suppliers	1,945,959	1,884,693	1,572,526
Accrued Interest on Debts	79,094	125,829	133,739
Accrued Interest on Debentures	299,939	162,134	216,656
Loans and Financing	987,145	1,514,626	1,920,313
Debentures	1,879,120	34,872	311,107
Employee Pension Plans	81,493	76,810	53,804
Regulatory Charges	44,083	32,379	33,329
Taxes, Fees and Contributions	432,988	318,063	316,795
Dividend and Interest on Equity	440,465	21,224	382,121
Accrued Liabilities	106,710	67,633	99,900
Derivatives	-	-	-
Public Utilities	3,911	3,738	3,612
Other Accounts Payable	715,659	663,529	702,648
TOTAL CURRENT	7,016,566	4,905,531	5,746,552

NON-CURRENT
Suppliers	633	-	-
Accrued Interest on Debts	48,589	43,396	31,993
Accrued Interest on Debentures	-	32,177	28,736
Loans and Financing	8,495,162	7,546,144	7,346,481
Debentures	6,047,119	7,562,219	8,282,484
Employee Pension Plans	295,642	350,640	321,474
Taxes, Fees and Contributions	15,315	32,555	-
Deferred Taxes	1,101,162	1,117,146	1,128,575
Reserve for Tax, Civil and Labor Risks	440,481	467,996	498,888
Derivatives	8,641	2,950	1,407
Public Utilities	80,166	79,438	77,677
Other Accounts Payable	144,796	103,886	143,714
TOTAL NON-CURRENT	16,677,707	17,338,547	17,861,429

SHAREHOLDERS' EQUITY
Capital	4,793,424	4,793,424	4,793,424
Capital Reserve	287,673	287,630	288,412
Legal Reserve	603,352	603,352	556,481
Reserve of Retained Earnings for Investment	-	108,987	-
Statutory Reserve - Concession Financial Assets	294,067	265,037	248,440
Dividends	-	567,802	-
Other Comprehensive Income	376,782	397,668	504,268
Retained Earnings	116,646	-	372,449
	6,471,944	7,023,899	6,763,473
Non-Controlling Shareholders' Interest	1,734,985	1,774,819	1,755,694
TOTAL SHAREHOLDERS' EQUITY	8,206,930	8,798,718	8,519,168

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	31,901,202	31,042,796	32,127,149

3Q14 Results | November 13, 2014

13.3) Income Statement – CPFL Energia (IFRS)

(R$ thousands)

Consolidated - IFRS
	3Q14	3Q13	Variation	9M14	9M13	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,941,503	3,411,350	15.54%	11,409,432	10,405,400	9.65%
Electricity Sales to Distributors	909,123	577,403	57.45%	2,270,563	1,870,595	21.38%
Revenue from building the infrastructure	230,253	235,266	-2.13%	636,053	753,092	-15.54%
Other Operating Revenues(1)	530,588	493,680	7.48%	1,681,161	1,431,895	17.41%
	5,611,467	4,717,699	18.95%	15,997,208	14,460,982	10.62%

DEDUCTIONS FROM OPERATING REVENUES	(1,369,492)	(1,115,584)	22.76%	(3,934,240)	(3,545,098)	10.98%
NET OPERATING REVENUES	4,241,976	3,602,115	17.76%	12,062,968	10,915,884	10.51%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,577,963)	(1,774,160)	45.31%	(7,239,007)	(5,508,908)	31.41%
Electricity Network Usage Charges	(82,893)	(174,440)	-52.48%	(414,499)	(493,456)	-16.00%
	(2,660,856)	(1,948,600)	36.55%	(7,653,506)	(6,002,363)	27.51%
OPERATING COSTS AND EXPENSES
Personnel	(213,360)	(185,638)	14.93%	(625,537)	(548,591)	14.03%
Material	(31,318)	(24,718)	26.70%	(88,122)	(54,559)	61.52%
Outsourced Services	(127,021)	(113,840)	11.58%	(372,590)	(358,532)	3.92%
Other Operating Costs/Expenses	(94,858)	(61,125)	55.19%	(331,429)	(501,980)	-33.98%
Cost of building the infrastructure	(230,253)	(235,266)	-2.13%	(636,053)	(753,092)	-15.54%
Employee Pension Plans	(12,045)	(10,302)	16.91%	(36,123)	(51,363)	-29.67%
Depreciation and Amortization	(213,407)	(189,727)	12.48%	(631,706)	(566,145)	11.58%
Amortization of Concession's Intangible	(73,541)	(73,525)	0.02%	(219,025)	(222,946)	-1.76%
	(995,803)	(894,142)	11.37%	(2,940,586)	(3,057,208)	-3.81%

EBITDA	859,273	1,063,707	-19.22%	2,417,622	2,720,139	-11.12%

EBIT	585,316	759,372	-22.92%	1,468,876	1,856,312	-20.87%

FINANCIAL INCOME (EXPENSE)
Financial Income	170,686	182,558	-6.50%	648,172	249,263	160.04%
Financial Expenses	(545,666)	(424,219)	28.63%	(1,470,101)	(807,947)	81.96%
	(374,980)	(241,661)	55.17%	(821,929)	(558,684)	47.12%

EQUITY ACCOUNTING
Equity Accounting	(12,696)	42,012	-130.22%	98,899	75,665	30.71%

INCOME BEFORE TAXES ON INCOME	197,640	559,723	-64.69%	745,846	1,373,293	-45.69%

Social Contribution	(29,428)	(55,656)	-47.13%	(91,283)	(113,079)	-19.27%
Income Tax	(70,786)	(148,192)	-52.23%	(236,849)	(305,600)	-22.50%

NET INCOME	97,426	355,875	-72.62%	417,713	954,613	-56.24%
Controlling Shareholders' Interest	96,041	351,813	-72.70%	437,171	636,489	-31.32%
Non-Controlling Shareholders' Interest	1,090	3,132	-65.20%	(20,344)	(10,309)	97.34%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

3Q14 Results | November 13, 2014
                                                                                         3Q14 Results | November 13, 2014

13.4) Income Statement – CPFL Energia (Adjusted)

(Pro forma, R$ thousands)

Consolidated - Pro forma
	3Q14	3Q13	Variation	9M14	9M13	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,693,262	3,567,541	3.52%	11,060,123	10,587,755	4.46%
Electricity Sales to Distributors	921,164	518,819	77.55%	2,410,619	1,783,362	35.17%
Revenue from building the infrastructure	230,253	235,266	-2.13%	636,053	753,092	-15.54%
Other Operating Revenues(1)	530,112	494,448	7.21%	1,678,350	1,432,702	17.15%
	5,374,792	4,816,074	11.60%	15,785,146	14,556,911	8.44%

DEDUCTIONS FROM OPERATING REVENUES	(1,339,956)	(1,134,921)	18.07%	(3,885,861)	(3,555,797)	9.28%
NET OPERATING REVENUES	4,034,836	3,681,153	9.61%	11,899,285	11,001,114	8.16%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,093,877)	(1,855,782)	12.83%	(6,142,393)	(5,270,622)	16.54%
Electricity Network Usage Charges	(77,054)	(200,117)	-61.50%	(444,278)	(654,362)	-32.11%
	(2,170,931)	(2,055,898)	5.60%	(6,586,671)	(5,924,984)	11.17%
OPERATING COSTS AND EXPENSES
Personnel	(208,343)	(181,240)	14.95%	(611,388)	(536,445)	13.97%
Material	(193,120)	(52,844)	265.45%	(494,695)	(190,685)	159.43%
Outsourced Services	(121,267)	(113,290)	7.04%	(359,453)	(355,441)	1.13%
Other Operating Costs/Expenses	(100,277)	(118,835)	-15.62%	(350,177)	(318,173)	10.06%
Cost of building the infrastructure	(230,253)	(235,266)	-2.13%	(636,053)	(753,092)	-15.54%
Employee Pension Plans	(12,045)	(10,302)	16.91%	(36,123)	(51,363)	-29.67%
Depreciation and Amortization	(210,982)	(194,363)	8.55%	(626,838)	(582,467)	7.62%
Amortization of Concession's Intangible	(59,662)	(61,896)	-3.61%	(178,054)	(187,470)	-5.02%
	(1,135,950)	(968,036)	17.35%	(3,292,782)	(2,975,136)	10.68%

Adjusted EBITDA²	998,601	913,477	9.32%	2,823,772	2,870,932	-1.64%

EBIT	727,956	657,218	10.76%	2,019,833	2,100,995	-3.86%

FINANCIAL INCOME (EXPENSE)
Financial Income	189,669	193,864	-2.16%	689,359	540,497	27.54%
Financial Expenses	(540,130)	(432,832)	24.79%	(1,472,850)	(1,202,843)	22.45%
	(350,461)	(238,968)	46.66%	(783,491)	(662,346)	18.29%

EQUITY ACCOUNTING	-	-		(953)	-

INCOME BEFORE TAXES ON INCOME	377,495	418,251	-9.74%	1,235,389	1,438,649	-14.13%

Social Contribution	(41,296)	(42,777)	-3.46%	(136,166)	(143,787)	-5.30%
Income Tax	(108,042)	(114,465)	-5.61%	(367,113)	(392,805)	-6.54%

Adjusted NET INCOME³	228,156	261,009	-12.59%	732,107	902,057	-18.84%

   Note:

(1)    TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

(2)    Adjusted EBITDA considers, besides the items mentioned above, the regulatory assets and liabilities and excludes the non-recurring effects and other adjustments;

(3)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities;

3Q14 Results | November 13, 2014

13.5) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	3Q14	Last 12M

Beginning Balance	4,740,672	5,405,508

Net Income Before Taxes	197,345	1,219,302

Depreciation and Amortization	286,948	1,116,871
Interest on Debts and Monetary and Foreign Exchange Restatements	467,326	1,434,254
Accounts Receivable - Resources Provided by the CDE	86,590	(288,478)
Consumers, Concessionaries and Licensees	(187,280)	(496,365)
Suppliers	15,878	374,061
Accounts Payable - Resources Provided by the CDE	10,673	(70,475)
Interest on Debts Paid	(341,287)	(1,344,704)
Income Tax and Social Contribution Paid	(113,428)	(568,867)
Others	137,420	171,372
	362,839	327,669

Total Operating Activities	560,184	1,546,971

Investment Activities
Business Combination, Net of Cash Acquired	-	(68,464)
Acquisition of Property, Plant and Equipment, and Intangibles	(233,942)	(1,128,040)
Others	39,309	29,601
Total Investment Activities	(194,633)	(1,166,903)

Financing Activities
Capital Increase by Non Controlling Shareholders	-	(422)
Loans and Debentures	357,901	3,231,189
Principal Amortization of Loans and Debentures, Net of Derivatives	(1,457,786)	(4,064,310)
Dividend and Interest on Equity Paid	(6,053)	(951,748)
Others	-	-
Total Financing Activities	(1,105,938)	(1,785,291)

Cash Flow Generation	(740,387)	(1,405,223)

Ending Balance - 09/30/2014	4,000,285	4,000,285

3Q14 Results | November 13, 2014

13.6) Income Statement – Conventional Generation Segment (IFRS)

(Pro forma, R$ thousands)

Conventional Generation (IFRS)
	3Q14	3Q13	Var %	9M14	9M13	Var %
OPERATING REVENUES
Eletricity Sales to Final Consumers
Eletricity Sales to Distributors	341,052	249,514	36.7%	925,798	724,839	27.7%
Other Operating Revenues	1,240	1,123	10.4%	3,670	5,744	-36.1%
	342,291	250,637	36.6%	929,468	730,583	27.2%

DEDUCTIONS FROM OPERATING REVENUES	(27,165)	(14,540)	86.8%	(63,668)	(42,176)	51.0%
NET OPERATING REVENUES	315,126	236,097	33.5%	865,800	688,407	25.8%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(166,047)	(30,964)	436.3%	(288,051)	(102,138)	182.0%
Eletricity Network Usage Charges	(5,298)	(929)	470.1%	(14,018)	(12,222)	14.7%
	(171,345)	(31,893)	437.2%	(302,069)	(114,359)	164.1%
OPERATING COSTS AND EXPENSES
Personnel	(8,031)	(8,373)	-4.1%	(23,903)	(23,424)	2.0%
Material	(392)	(400)	-2.1%	(863)	(1,361)	-36.6%
Outsourced Services	(4,180)	(3,232)	29.4%	(11,697)	(10,484)	11.6%
Other Operating Costs/Expenses	(7,289)	(10,896)	-33.1%	(27,519)	(27,197)	1.2%
Employee Pension Plans	(19)	(23)	-16.3%	(57)	(458)	-87.4%
Depreciation and Amortization	(27,335)	(28,539)	-4.2%	(82,043)	(85,796)	-4.4%
Amortization of Concession's Intangible	(4,153)	(3,279)	26.6%	(12,447)	(11,696)	6.4%
	(51,399)	(54,741)	-6.1%	(158,529)	(160,415)	-1.2%

EBITDA	111,173	223,291	-50.2%	598,574	586,789	2.0%

EBIT	92,382	149,462	-38.2%	405,202	413,633	-2.0%

FINANCIAL INCOME (EXPENSE)
Financial Income	28,745	10,756	167.2%	71,164	23,055	208.7%
Financial Expenses	(139,587)	(93,491)	49.3%	(365,420)	(236,376)	54.6%
Interest on Equity
	(110,842)	(82,735)	34.0%	(294,256)	(213,321)	37.9%

EQUITY ACCOUNTING
Equity Accounting	(12,696)	42,011	-	98,883	75,665	30.7%
Assets Surplus Value Amortization	(295)	(929)	-68.2%	(886)	(929)	-4.6%
	(12,991)	41,082	-	97,996	74,736	31.1%

INCOME BEFORE TAXES ON INCOME	(31,452)	107,810	-	208,943	275,048	-24.0%

Social Contribution	1,249	(5,962)	-	(9,994)	(15,433)	-35.2%
Income Tax	3,464	(16,670)	-	(27,809)	(42,930)	-35.2%

NET INCOME/LOSS	(26,739)	85,178	-	171,139	216,685	-21.0%
Controlling Shareholders' Interest	(20,309)	75,310	-	149,629	195,608	-23.5%
Non-Controlling Shareholders' Interest	(6,430)	9,868	-	21,510	21,078	2.1%

3Q14 Results | November 13, 2014

13.7) Income Statement – Conventional Generation Segment (Adjusted)

(Pro forma, R$ thousands)

Conventional Generation (Adjusted)
	3Q14	3Q13	Var %	9M14	9M13	Var %
OPERATING REVENUES
Eletricity Sales to Final Consumers
Eletricity Sales to Distributors	691,302	430,069	60.7%	1,960,058	1,326,408	47.8%
Other Operating Revenues	798	768	3.9%	2,245	3,977	-43.6%
	692,100	430,837	60.6%	1,962,302	1,330,385	47.5%

DEDUCTIONS FROM OPERATING REVENUES	(59,455)	(30,089)	97.6%	(154,455)	(95,064)	62.5%
NET OPERATING REVENUES	632,644	400,747	57.9%	1,807,847	1,235,320	46.3%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(145,761)	(28,302)	415.0%	(269,419)	(94,067)	186.4%
Eletricity Network Usage Charges	(19,439)	(19,383)	0.3%	(55,714)	(52,985)	5.2%
	(165,200)	(47,685)	246.4%	(325,133)	(147,051)	121.1%
OPERATING COSTS AND EXPENSES
Personnel	(10,694)	(10,528)	1.6%	(30,807)	(29,567)	4.2%
Material	(163,378)	(29,740)	449.4%	(409,843)	(115,507)	254.8%
Outsourced Services	(10,359)	(9,525)	8.8%	(28,041)	(27,078)	3.6%
Other Operating Costs/Expenses	(16,565)	(18,380)	-9.9%	(52,545)	(47,621)	10.3%
Employee Pension Plans	(19)	(23)	-16.3%	(57)	(458)	-87.4%
Depreciation and Amortization	(54,328)	(55,817)	-2.7%	(163,771)	(164,666)	-0.5%
Amortization of Concession's Intangible	(4,448)	(4,208)	5.7%	(13,333)	(12,625)	5.6%
	(259,791)	(128,221)	102.6%	(698,399)	(397,521)	75.7%

EBITDA	266,429	284,866	-6.5%	960,467	868,038	10.6%

EBIT	207,654	224,841	-7.6%	784,316	690,748	13.5%

FINANCIAL INCOME (EXPENSE)
Financial Income	35,715	13,830	158.2%	87,901	29,481	198.2%
Financial Expenses	(172,256)	(130,254)	32.2%	(478,311)	(344,810)	38.7%
Interest on Equity
	(136,541)	(116,423)	17.3%	(390,409)	(315,330)	23.8%

EQUITY ACCOUNTING
Equity Accounting	-	-		(953)	-
Assets Surplus Value Amortization	-	-		-	-
	-	-	-	(953)	-	-

INCOME BEFORE TAXES ON INCOME	71,113	108,418	-34.4%	392,954	375,418	4.7%

Social Contribution	(6,942)	(9,967)	-30.3%	(35,765)	(31,590)	13.2%
Income Tax	(19,152)	(27,257)	-29.7%	(98,711)	(87,049)	13.4%

NET INCOME/LOSS	45,019	71,194	-36.8%	258,478	256,779	0.7%

Note: Proportionate Consolidation of Conventional Generation (Ceran, Baesa, Enercan, Foz do Chapecó, Epasa and Jaguari Geração) and excludes the non-recurring effects.

3Q14 Results | November 13, 2014

13.8) Income Statement – CPFL Renováveis (IFRS)

(R$ thousands)

Consolidated - IFRS (100% participation)
	3Q14	3Q13	Var.	9M14	9M13	Var.
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	0.0%	-	-	0.0%
Eletricity Sales to Distributors	368,744	286,477	28.7%	939,597	729,375	28.8%
Other Operating Revenues	407	40	919.6%	869	886	-2.0%
	369,151	286,517	28.8%	940,466	730,261	28.8%

DEDUCTIONS FROM OPERATING REVENUES	(24,943)	(17,716)	40.8%	(62,201)	(45,767)	35.9%
NET OPERATING REVENUES	344,208	268,801	28.1%	878,265	684,494	28.3%

COST OF ELETRIC ENERGY SERVICES	-	-	0.0%	-	-	0.0%
Eletricity Purchased for Resale	(52,563)	(70,318)	-25.3%	(232,198)	(134,122)	73.1%
Eletricity Network Usage Charges	(13,607)	(5,231)	160.1%	(39,091)	(29,931)	30.6%
	(66,169)	(75,549)	-12.4%	(271,289)	(164,053)	65.4%
OPERATING COSTS AND EXPENSES
Personnel	(18,652)	(16,664)	11.9%	(51,143)	(50,205)	1.9%
Material	(2,876)	(3,369)	-14.6%	(5,985)	(8,359)	-28.4%
Outsourced Services	(29,633)	(18,711)	58.4%	(72,828)	(53,916)	35.1%
Other Operating Costs/Expenses	(9,070)	(5,972)	51.9%	(22,832)	(20,428)	11.8%
Depreciation and Amortization	(71,454)	(57,806)	23.6%	(210,356)	(165,659)	27.0%
Amortization of Concession's Intangible	(34,427)	(31,969)	7.7%	(101,680)	(96,421)	5.5%
	(166,111)	(134,490)	23.5%	(464,824)	(394,987)	17.7%

EBITDA (IFRS) (1)	217,808	148,537	46.6%	454,188	387,533	17.2%

EBIT	111,928	58,761	90.5%	142,152	125,453	13.3%

FINANCIAL INCOME (EXPENSE)	-	-	0.0%	-	-	0.0%
Financial Income	22,818	15,415	48.0%	70,831	34,132	107.5%
Financial Expenses	(104,549)	(84,347)	24.0%	(299,838)	(232,070)	29.2%
	(81,731)	(68,932)	18.6%	(229,007)	(197,938)	15.7%

INCOME BEFORE TAXES ON INCOME	30,196	(10,171)	(4)	(86,855)	(72,485)	0

Social Contribution	(6,053)	(3,332)	1	(8,075)	(5,725)	0
Income Tax	(6,067)	(2,503)	1	(7,189)	(4,594)	1

NET INCOME (IFRS)	18,076	(16,006)	-	(102,118)	(82,804)	0
Controlling Shareholders' Interest	17,958	(15,992)	-	(102,298)	(82,756)	0
Non-Controlling Shareholders' Interest	118	(14)	-	180	(48)	-

Note: (1)  EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

3Q14 Results | November 13, 2014

13.9) Income Statement – CPFL Renováveis (Adjusted)

(Pro forma, R$ thousands)

Consolidated - Adjusted (proportional participation)
	3Q14	3Q13	Var.	9M14	9M13	Var.
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	0.0%	-	-	0.0%
Eletricity Sales to Distributors	216,928	174,960	24.0%	552,807	453,985	21.8%
Other Operating Revenues	240	18	1198.0%	511	552	-7.3%
	217,168	174,978	24.1%	553,318	454,537	21.7%

DEDUCTIONS FROM OPERATING REVENUES	(14,674)	(10,815)	35.7%	(36,596)	(28,487)	28.5%
NET OPERATING REVENUES	202,494	164,164	23.3%	516,722	426,050	21.3%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(9,449)	(12,867)	-26.6%	(52,549)	(21,652)	142.7%
Eletricity Network Usage Charges	(8,005)	(6,246)	28.1%	(22,999)	(18,397)	25.0%
	(17,454)	(19,114)	-8.7%	(75,548)	(40,049)	88.6%
OPERATING COSTS AND EXPENSES
Personnel	(10,973)	(10,110)	8.5%	(30,090)	(31,915)	-5.7%
Material	(1,692)	(2,059)	-17.8%	(3,521)	(5,203)	-32.3%
Outsourced Services	(17,433)	(11,388)	53.1%	(42,847)	(32,893)	30.3%
Other Operating Costs/Expenses	(5,336)	(3,613)	47.7%	(13,433)	(12,733)	5.5%
Depreciation and Amortization	(42,036)	(35,164)	19.5%	(123,761)	(103,111)	20.0%
Amortization of Concession's Intangible	(20,253)	(19,411)	4.3%	(59,822)	(60,015)	-0.3%
	(97,721)	(81,745)	19.5%	(273,474)	(245,870)	11.2%

EBITDA Adjusted (1)	149,607	117,879	26.9%	351,282	303,257	15.8%

EBIT	87,319	63,305	37.9%	167,701	140,131	19.7%

FINANCIAL INCOME (EXPENSE)
Financial Income	13,424	9,453	42.0%	41,673	21,245	96.2%
Financial Expenses	(61,505)	(51,382)	19.7%	(176,408)	(144,447)	22.1%
	(48,082)	(41,929)	14.7%	(134,735)	(123,203)	9.4%

INCOME BEFORE TAXES ON INCOME	39,237	21,376	83.6%	32,964	16,928	94.7%

Social Contribution	(3,561)	(2,153)	65.4%	(4,750)	(3,660)	29.8%
Income Tax	(3,569)	(1,811)	97.1%	(4,229)	(3,128)	35.2%

NET INCOME Adjusted(1)	32,107	17,412	84.4%	23,984	10,140	136.5%

Note: (1)  Proportional participation - Non-recurring

3Q14 Results | November 13, 2014

13.10) Income Statement – Distribution Segment (IFRS)

(Pro forma, R$ thousands)

Consolidated
	3Q14	3Q13	Variation	9M14	9M13	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	3,710,137	3,175,765	16.83%	10,722,033	9,719,403	10.32%
Electricity Sales to Distributors	119,173	38,365	210.63%	219,981	126,495	73.91%
Revenue from building the infrastructure	213,361	232,290	-8.15%	608,230	750,116	-18.92%
Other Operating Revenues	504,340	465,416	8.36%	1,597,196	1,360,794	17.37%
	4,547,011	3,911,835	16.24%	13,147,440	11,956,808	9.96%

DEDUCTIONS FROM OPERATING REVENUES	(1,269,903)	(1,038,245)	22.31%	(3,663,377)	(3,306,153)	10.80%
NET OPERATING REVENUES	3,277,107	2,873,591	14.04%	9,484,062	8,650,655	9.63%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,156,547)	(1,496,132)	44.14%	(6,173,629)	(4,488,201)	37.55%
Electricity Network Usage Charges	(64,952)	(166,497)	-60.99%	(367,709)	(450,238)	-18.33%
	(2,221,499)	(1,662,628)	33.61%	(6,541,338)	(4,938,438)	32.46%
OPERATING COSTS AND EXPENSES
Personnel	(147,408)	(127,358)	15.74%	(442,420)	(383,887)	15.25%
Material	(21,006)	(15,398)	36.41%	(62,838)	(57,546)	9.20%
Outsourced Services	(116,080)	(94,451)	22.90%	(341,820)	(518,667)	11.98%
Other Operating Costs/Expenses	(79,305)	(47,401)	67.30%	(285,474)	(750,116)	-44.96%
Cost of building the infrastructure	(213,361)	(232,290)	-8.15%	(608,230)	(750,116)	-18.92%
Employee Pension Plans	(12,025)	(10,279)	16.99%	(36,066)	(50,905)	-29.15%
Depreciation and Amortization	(111,206)	(101,077)	10.02%	(329,653)	(309,081)	6.66%
Amortization of Concession's Intangible	(5,107)	(5,486)	-6.92%	(15,334)	(16,459)	-6.83%
	(705,497)	(633,741)	11.32%	(2,121,835)	(2,391,924)	-11.29%
EBITDA (IFRS)(1)	466,424	683,784	-31.79%	1,165,877	1,645,832	-29.16%
EBIT	350,112	577,221	-39.35%	820,889	1,320,292	-37.83%
FINANCIAL INCOME (EXPENSE)
Financial Income	72,545	110,892	-34.58%	388,009	301,952	28.50%
Financial Expenses	(255,861)	(203,983)	25.43%	(683,034)	(692,883)	-1.42%
Interest on Equity	-	-	-	-	-	-
	(183,317)	(93,091)	96.92%	(295,024)	(390,932)	-24.53%

INCOME BEFORE TAXES ON INCOME	166,795	484,131	-65.55%	525,865	929,360	-43.42%

Social Contribution	(18,403)	(45,840)	-59.85%	(56,203)	(85,306)	-34.12%
Income Tax	(50,972)	(125,720)	-59.46%	(152,089)	(234,350)	-35.10%
Net Income (IFRS)	97,420	312,571	-68.83%	317,573	609,703	-47.91%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

3Q14 Results | November 13, 2014

13.11) Income Statement – Distribution Segment (Adjusted)

(Pro forma, R$ thousands)

Consolidated
	3Q14	3Q13	Variation	9M14	9M13	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	3,461,897	3,331,959	3.90%	10,372,725	9,901,763	4.76%
Electricity Sales to Distributors	119,173	38,365	210.63%	219,981	126,495	73.91%
Revenue from building the infrastructure	213,361	232,290	-8.15%	608,230	750,116	-18.92%
Other Operating Revenues	504,340	465,416	8.36%	1,597,196	1,360,794	17.37%
	4,298,770	4,068,030	5.67%	12,798,131	12,139,167	5.43%

DEDUCTIONS FROM OPERATING REVENUES	(1,235,212)	(1,061,555)	16.36%	(3,585,283)	(3,320,469)	7.98%
NET OPERATING REVENUES	3,063,558	3,006,476	1.90%	9,212,848	8,818,698	4.47%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,905,701)	(1,752,693)	8.73%	(5,609,919)	(4,738,263)	18.40%
Electricity Network Usage Charges	(50,240)	(172,388)	-70.86%	(344,863)	(583,022)	-40.85%
	(1,955,941)	(1,925,081)	1.60%	(5,954,781)	(5,321,286)	11.90%
OPERATING COSTS AND EXPENSES
Personnel	(147,408)	(127,358)	15.74%	(442,420)	(383,887)	15.25%
Material	(21,006)	(15,398)	36.41%	(62,838)	(57,546)	9.20%
Outsourced Services	(116,080)	(94,451)	22.90%	(341,820)	(258,214)	11.98%
Other Operating Costs/Expenses	(79,329)	(99,998)	-20.67%	(266,754)	(750,116)	3.31%
Cost of building the infrastructure	(213,361)	(232,290)	-8.15%	(608,230)	(750,116)	-18.92%
Employee Pension Plans	(12,025)	(10,279)	16.99%	(36,066)	(50,905)	-29.15%
Depreciation and Amortization	(111,206)	(101,077)	10.02%	(329,653)	(309,081)	6.66%
Amortization of Concession's Intangible	(5,107)	(5,486)	-6.92%	(15,334)	(16,459)	-6.83%
	(705,521)	(686,337)	2.80%	(2,103,114)	(2,131,471)	-1.33%
Adjusted EBITDA(1)	518,409	501,621	3.35%	1,499,940	1,691,481	-11.32%

EBIT	402,096	395,058	1.78%	1,154,953	1,365,941	-15.45%

FINANCIAL INCOME (EXPENSE)
Financial Income	98,562	127,173	-22.50%	452,125	331,634	36.33%
Financial Expenses	(265,311)	(210,885)	25.81%	(680,605)	(519,091)	31.11%
Interest on Equity	-	-	-	-	-	-
	(166,749)	(83,712)	99.19%	(228,480)	(187,457)	21.88%

INCOME BEFORE TAXES ON INCOME	235,347	311,346	-24.41%	926,473	1,178,484	-21.38%

Social Contribution	(24,572)	(30,290)	-18.88%	(92,258)	(107,069)	-13.83%
Income Tax	(68,110)	(82,524)	-17.47%	(252,241)	(294,802)	-14.44%
Adjusted Net Income(2)	142,665	198,533	-28.14%	581,974	776,614	-25.06%

Notes:

(1)    Adjusted EBITDA considers, besides the items mentioned above, the regulatory assets and liabilities and excludes the non-recurring effects and other adjustments;

(2)    Adjusted Net Income considers the regulatory assets and liabilities and excludes the non-recurring effects and other adjustments.

3Q14 Results | November 13, 2014

13.12) Economic-Financial Performance – Distributors

(Pro-forma, R$ thousands)

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL PAULISTA
	3Q14	3Q13	Var.	9M14	9M13	Var.
Gross Operating Revenues	2,446,401	2,070,703	18.1%	7,081,001	6,211,370	14.0%
Net Operating Revenues	1,761,453	1,523,848	15.6%	5,098,798	4,516,213	12.9%
Cost of Electric Power	(1,221,973)	(962,303)	27.0%	(3,600,403)	(2,533,697)	42.1%
Operating Costs & Expenses	(350,990)	(301,144)	16.6%	(1,061,622)	(1,126,614)	-5.8%
EBIT	188,490	260,400	-27.6%	436,773	855,902	-49.0%
EBITDA (IFRS)(1)	241,744	308,301	-21.6%	594,432	1,004,247	-40.8%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	260,690	276,511	-5.7%	690,556	770,210	-10.3%
Financial Income (Expense)	(86,390)	(20,461)	322.2%	(137,689)	(141,861)	-2.9%
Income Before Taxes	102,100	239,940	-57.4%	299,084	714,041	-58.1%
NET INCOME (IFRS)	60,891	155,079	-60.7%	181,567	468,681	-61.3%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	75,911	135,241	-43.9%	249,748	319,731	-21.9%

CPFL PIRATININGA
	3Q14	3Q13	Var.	9M14	9M13	Var.
Gross Operating Revenues	898,014	836,660	7.3%	2,822,430	2,621,226	7.7%
Net Operating Revenues	630,142	596,922	5.6%	1,989,082	1,814,459	9.6%
Cost of Electric Power	(476,975)	(260,608)	83.0%	(1,452,921)	(1,136,397)	27.9%
Operating Costs & Expenses	(144,687)	(131,291)	10.2%	(440,367)	(522,520)	-15.7%
EBIT	8,480	205,023	-95.9%	95,794	155,541	-38.4%
EBITDA (IFRS)(1)	31,340	226,179	-86.1%	163,723	219,981	-25.6%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	99,347	121,764	-18.4%	327,231	212,466	54.0%
Financial Income (Expense)	(39,066)	(8,052)	385.2%	(70,819)	(77,763)	-8.9%
Income Before Taxes	(30,586)	196,971	-	24,975	77,778	-67.9%
NET INCOME (IFRS)	(24,230)	128,366	-	8,256	43,186	-80.9%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	27,648	61,832	-55.3%	132,845	43,850	203.0%

RGE
	3Q14	3Q13	Var.	9M14	9M13	Var.
Gross Operating Revenues	956,363	791,015	20.9%	2,519,667	2,488,823	1.2%
Net Operating Revenues	700,147	590,453	18.6%	1,850,875	1,844,438	0.3%
Cost of Electric Power	(416,607)	(348,504)	19.5%	(1,193,298)	(1,007,369)	18.5%
Operating Costs & Expenses	(160,230)	(157,951)	1.4%	(464,793)	(585,890)	-20.7%
EBIT	123,309	83,998	46.8%	192,783	251,180	-23.2%
EBITDA (IFRS)(1)	155,641	114,172	36.3%	289,011	342,505	-15.6%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	118,177	114,283	3.4%	306,379	336,340	-8.9%
Financial Income (Expense)	(46,086)	(67,559)	-31.8%	(73,200)	(133,206)	-45.0%
Income Before Taxes	77,224	16,438	369.8%	119,583	117,974	1.4%
NET INCOME (IFRS)	49,942	9,520	424.6%	75,530	86,787	-13.0%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	26,784	12,100	121.4%	92,186	81,789	12.7%

CPFL SANTA CRUZ
	3Q14	3Q13	Var.	9M14	9M13	Var.
Gross Operating Revenues	119,375	91,925	29.9%	353,249	270,752	30.5%
Net Operating Revenues	90,107	70,532	27.8%	267,479	203,613	31.4%
Cost of Electric Power	(53,994)	(43,753)	23.4%	(154,129)	(125,829)	22.5%
Operating Costs & Expenses	(20,000)	(19,177)	4.3%	(69,019)	(71,882)	-4.0%
EBIT	16,112	7,602	111.9%	44,331	5,903	651.0%
EBITDA (IFRS)(1)	19,623	10,921	79.7%	54,707	15,600	250.7%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	17,353	13,116	32.3%	48,071	21,612	122.4%
Financial Income (Expense)	(6,218)	612	-	(7,886)	(10,578)	-25.4%
Income Before Taxes	9,894	8,213	20.5%	36,445	(4,675)	-
NET INCOME (IFRS)	6,319	5,210	21.3%	23,166	(3,881)	-
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	4,931	6,819	-27.7%	19,303	(492)	-

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites) considers the regulatory assets and liabilities.

3Q14 Results | November 13, 2014

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL PAULISTA
	3Q14	3Q13	Var.	9M14	9M13	Var.
Gross Operating Revenues	2,446,401	2,070,703	18.1%	7,081,001	6,211,370	14.0%
Net Operating Revenues	1,761,453	1,523,848	15.6%	5,098,798	4,516,213	12.9%
Cost of Electric Power	(1,221,973)	(962,303)	27.0%	(3,600,403)	(2,533,697)	42.1%
Operating Costs & Expenses	(350,990)	(301,144)	16.6%	(1,061,622)	(1,126,614)	-5.8%
EBIT	188,490	260,400	-27.6%	436,773	855,902	-49.0%
EBITDA (IFRS)(1)	241,744	308,301	-21.6%	594,432	1,004,247	-40.8%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	260,690	276,511	-5.7%	690,556	770,210	-10.3%
Financial Income (Expense)	(86,390)	(20,461)	322.2%	(137,689)	(141,861)	-2.9%
Income Before Taxes	102,100	239,940	-57.4%	299,084	714,041	-58.1%
NET INCOME (IFRS)	60,891	155,079	-60.7%	181,567	468,681	-61.3%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	75,911	135,241	-43.9%	249,748	319,731	-21.9%

CPFL PIRATININGA
	3Q14	3Q13	Var.	9M14	9M13	Var.
Gross Operating Revenues	898,014	836,660	7.3%	2,822,430	2,621,226	7.7%
Net Operating Revenues	630,142	596,922	5.6%	1,989,082	1,814,459	9.6%
Cost of Electric Power	(476,975)	(260,608)	83.0%	(1,452,921)	(1,136,397)	27.9%
Operating Costs & Expenses	(144,687)	(131,291)	10.2%	(440,367)	(522,520)	-15.7%
EBIT	8,480	205,023	-95.9%	95,794	155,541	-38.4%
EBITDA (IFRS)(1)	31,340	226,179	-86.1%	163,723	219,981	-25.6%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	99,347	121,764	-18.4%	327,231	212,466	54.0%
Financial Income (Expense)	(39,066)	(8,052)	385.2%	(70,819)	(77,763)	-8.9%
Income Before Taxes	(30,586)	196,971	-	24,975	77,778	-67.9%
NET INCOME (IFRS)	(24,230)	128,366	-	8,256	43,186	-80.9%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	27,648	61,832	-55.3%	132,845	43,850	203.0%

RGE
	3Q14	3Q13	Var.	9M14	9M13	Var.
Gross Operating Revenues	956,363	791,015	20.9%	2,519,667	2,488,823	1.2%
Net Operating Revenues	700,147	590,453	18.6%	1,850,875	1,844,438	0.3%
Cost of Electric Power	(416,607)	(348,504)	19.5%	(1,193,298)	(1,007,369)	18.5%
Operating Costs & Expenses	(160,230)	(157,951)	1.4%	(464,793)	(585,890)	-20.7%
EBIT	123,309	83,998	46.8%	192,783	251,180	-23.2%
EBITDA (IFRS)(1)	155,641	114,172	36.3%	289,011	342,505	-15.6%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	118,177	114,283	3.4%	306,379	336,340	-8.9%
Financial Income (Expense)	(46,086)	(67,559)	-31.8%	(73,200)	(133,206)	-45.0%
Income Before Taxes	77,224	16,438	369.8%	119,583	117,974	1.4%
NET INCOME (IFRS)	49,942	9,520	424.6%	75,530	86,787	-13.0%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	26,784	12,100	121.4%	92,186	81,789	12.7%

CPFL SANTA CRUZ
	3Q14	3Q13	Var.	9M14	9M13	Var.
Gross Operating Revenues	119,375	91,925	29.9%	353,249	270,752	30.5%
Net Operating Revenues	90,107	70,532	27.8%	267,479	203,613	31.4%
Cost of Electric Power	(53,994)	(43,753)	23.4%	(154,129)	(125,829)	22.5%
Operating Costs & Expenses	(20,000)	(19,177)	4.3%	(69,019)	(71,882)	-4.0%
EBIT	16,112	7,602	111.9%	44,331	5,903	651.0%
EBITDA (IFRS)(1)	19,623	10,921	79.7%	54,707	15,600	250.7%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	17,353	13,116	32.3%	48,071	21,612	122.4%
Financial Income (Expense)	(6,218)	612	-	(7,886)	(10,578)	-25.4%
Income Before Taxes	9,894	8,213	20.5%	36,445	(4,675)	-
NET INCOME (IFRS)	6,319	5,210	21.3%	23,166	(3,881)	-
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	4,931	6,819	-27.7%	19,303	(492)	-

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites) considers the regulatory assets and liabilities.

3Q14 Results | November 13, 2014

13.13) Sales within the Concession Area by Distributor (in GWh)

CPFL Paulista
	3Q14	3Q13	Var.	9M14	9M13	Var.
Residential	2,179	2,087	4.4%	6,830	6,391	6.9%
Industrial	2,904	3,080	-5.7%	8,763	9,061	-3.3%
Commercial	1,340	1,244	7.7%	4,267	3,970	7.5%
Others	1,091	1,046	4.3%	3,209	3,021	6.2%
Total	7,514	7,457	0.8%	23,069	22,442	2.8%

CPFL Piratininga
	3Q14	3Q13	Var.	9M14	9M13	Var.
Residential	952	927	2.6%	3,038	2,854	6.5%
Industrial	1,967	2,130	-7.6%	6,029	6,348	-5.0%
Commercial	544	511	6.5%	1,778	1,638	8.5%
Others	275	272	1.1%	838	821	2.1%
Total	3,738	3,840	-2.7%	11,684	11,661	0.2%

RGE
	3Q14	3Q13	Var.	9M14	9M13	Var.
Residential	644	603	6.8%	1,882	1,693	11.2%
Industrial	928	978	-5.2%	2,743	2,808	-2.3%
Commercial	348	329	5.6%	1,098	1,012	8.4%
Others	635	598	6.1%	2,022	1,845	9.6%
Total	2,554	2,509	1.8%	7,745	7,359	5.2%

CPFL Santa Cruz
	3Q14	3Q13	Var.	9M14	9M13	Var.
Residential	87	84	4.3%	268	250	7.0%
Industrial	56	58	-3.8%	169	168	0.7%
Commercial	39	38	2.9%	127	121	4.7%
Others	93	87	7.3%	284	253	12.3%
Total	275	266	3.3%	848	793	7.0%

CPFL Jaguari
	3Q14	3Q13	Var.	9M14	9M13	Var.
Residential	22	21	4.0%	66	63	6.1%
Industrial	95	99	-3.3%	293	296	-1.0%
Commercial	12	12	3.2%	38	37	2.8%
Others	10	10	-3.4%	29	29	-1.0%
Total	139	141	-1.7%	426	424	0.4%

CPFL Mococa
	3Q14	3Q13	Var.	9M14	9M13	Var.
Residential	19	18	5.4%	56	53	5.3%
Industrial	17	18	-6.4%	50	51	-0.6%
Commercial	7	7	2.8%	24	23	4.9%
Others	17	16	4.6%	47	43	9.9%
Total	60	59	1.2%	177	169	4.7%

CPFL Leste Paulista
	3Q14	3Q13	Var.	9M14	9M13	Var.
Residential	25	24	4.4%	75	71	6.1%
Industrial	19	20	-8.4%	55	62	-11.7%
Commercial	10	10	-5.6%	34	33	2.8%
Others	34	34	1.4%	91	80	14.6%
Total	88	88	-0.9%	254	245	3.9%

CPFL Sul Paulista
	3Q14	3Q13	Var.	9M14	9M13	Var.
Residential	37	35	5.3%	110	103	6.1%
Industrial	75	59	27.9%	219	157	39.4%
Commercial	14	13	5.8%	43	46	-6.3%
Others	23	22	0.8%	70	67	4.0%
Total	148	129	14.9%	441	374	18.1%

3Q14 Results | November 13, 2014

13.14) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	3Q14	3Q13	Var.	9M14	9M13	Var.
Residential	2,179	2,087	4.4%	6,830	6,391	6.9%
Industrial	1,029	1,056	-2.5%	3,068	3,183	-3.6%
Commercial	1,216	1,157	5.1%	3,921	3,709	5.7%
Others	1,060	1,013	4.6%	3,108	2,924	6.3%
Total	5,484	5,312	3.2%	16,926	16,206	4.4%

CPFL Piratininga
	3Q14	3Q13	Var.	9M14	9M13	Var.
Residential	952	927	2.6%	3,038	2,854	6.5%
Industrial	564	576	-2.0%	1,676	1,726	-2.9%
Commercial	491	457	7.5%	1,601	1,472	8.7%
Others	265	261	1.4%	804	789	1.8%
Total	2,271	2,221	2.3%	7,118	6,841	4.1%

RGE
	3Q14	3Q13	Var.	9M14	9M13	Var.
Residential	644	603	6.8%	1,882	1,693	11.2%
Industrial	429	446	-3.8%	1,255	1,305	-3.8%
Commercial	328	313	4.7%	1,035	963	7.5%
Others	635	598	6.1%	2,022	1,845	9.6%
Total	2,035	1,961	3.8%	6,194	5,806	6.7%

CPFL Santa Cruz
	3Q14	3Q13	Var.	9M14	9M13	Var.
Residential	87	84	4.3%	268	250	7.0%
Industrial	45	46	-1.5%	136	134	1.3%
Commercial	39	38	2.8%	127	121	4.5%
Others	93	87	7.3%	284	253	12.3%
Total	265	254	4.0%	815	759	7.4%

CPFL Jaguari
	3Q14	3Q13	Var.	9M14	9M13	Var.
Residential	22	21	4.0%	66	63	6.1%
Industrial	80	76	4.7%	238	223	6.6%
Commercial	12	12	3.2%	38	37	2.8%
Others	10	10	-3.4%	29	29	-1.0%
Total	123	118	3.8%	371	352	5.5%

CPFL Mococa
	3Q14	3Q13	Var.	9M14	9M13	Var.
Residential	19	18	5.4%	56	53	5.3%
Industrial	10	11	-3.5%	30	31	-2.4%
Commercial	7	7	2.8%	24	23	4.9%
Others	17	16	4.6%	47	43	9.9%
Total	53	52	2.9%	157	150	5.0%

CPFL Leste Paulista
	3Q14	3Q13	Var.	9M14	9M13	Var.
Residential	25	24	4.4%	75	71	6.1%
Industrial	7	7	2.4%	20	21	-3.2%
Commercial	10	10	-5.6%	34	33	2.8%
Others	34	34	1.4%	91	80	14.6%
Total	76	75	1.5%	220	203	7.9%

CPFL Sul Paulista
	3Q14	3Q13	Var.	9M14	9M13	Var.
Residential	37	35	5.3%	110	103	6.1%
Industrial	20	20	1.3%	61	61	-0.1%
Commercial	14	13	5.8%	43	42	3.8%
Others	23	22	0.8%	70	67	4.0%
Total	94	91	3.3%	284	273	3.8%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 14, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.